As filed with the Securities and Exchange Commission on April 26, 2007
Registration No. 333-139027
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EPICEPT CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	2834	52-1841431
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

777 Old Saw Mill River Road
Tarrytown, NY 10591
(914) 606-3500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John V. Talley
Chief Executive Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, NY 10591
(914) 606-3500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amounts to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered (1)	Per share	Price	Registration Fee
Shares of common stock underlying selling stockholder warrants(2)	856,164	$1.46(3)	$1,249,999	$133.75(4)
Shares of common stock	4,599,367	$1.39(5)	$6,393,120	$684.06(4)

(1)	Pursuant to Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, this registration statement also registers such additional shares of common stock of the Registrant as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or other capital adjustments.

(2)	Represent shares of our common stock issuable upon the exercise of warrants issued by us pursuant to a private placement on August 30, 2006.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act, based on the higher of (a) the exercise price of the warrants or (b) the offering price of the securities of the same class included in this registration statement.

(4)	Fee already paid.

(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. For the purposes of this table, we have used the last reported sale price of the Company’s common stock on the Nasdaq Global Market at January 23, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

5,455,531 Shares

Common Stock
par value $0.0001 per share

This prospectus relates solely to the resale of up to an aggregate of 5,455,531 shares of common stock of EpiCept Corporation (“EpiCept” or the “Company”) by the selling stockholders identified in this prospectus. These shares include the shares of our common stock issued, or issuable upon the exercise of warrants that were sold, to the investors identified in this prospectus.

The selling stockholders identified in this prospectus (which term as used herein includes its pledgees, donees, transferees or other successors-in-interest) may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 91 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the sale of these shares by the selling stockholders. If the warrants held by certain of the selling stockholders are exercised by the payment of cash, however, we would receive the exercise price of the warrants, which is initially $2.65 per share. As a result of certain anti-dilution adjustments resulting from a financing consummated by us on December 21, 2006 and an amendment entered into on January 26, 2007, the terms of the warrants issued to Hercules Technology Growth Capital, Inc. were adjusted to grant Hercules the right to purchase an aggregate of 0.9 million shares of our common stock at an exercise price of $1.46 per share. However, all the warrants covered by the registration statement of which this prospectus is a part have a cashless exercise provision that allows the holder to receive a reduced number of shares of our common stock, without paying the exercise price in cash. To the extent any of the warrants are exercised in this manner, we will not receive any additional proceeds from such exercise. We have agreed to pay all expenses relating to registering the securities. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our common stock.

Our common stock is dual-listed on the Nasdaq Stock Market and the OM Stockholm Exchange under the ticker symbol “EPCT.” The last reported sale price of our common stock on April 25, 2007 was $3.10 per share.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy of accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 26, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

“EpiCept”, “LidoPAIN” and the EpiCept logo are our trademarks. Other service marks, trademarks, and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included or incorporated by reference market data and industry forecasts that were obtained from industry publications.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in and incorporated by reference to this prospectus and is qualified in its entirety by the more detailed information and financial statements incorporated by reference to this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision. In this prospectus, the terms “EpiCept,” “we,” “our” and “us” refer to EpiCept Corp. and its subsidiaries.

Our Company

We are a specialty pharmaceutical company that focuses on the development of pharmaceutical products for the treatment of pain and cancer. We have a portfolio of nine product candidates in various stages of development: an oncology product candidate submitted for European registration, three pain product candidates that are ready to enter, or have entered, Phase IIb or Phase III clinical trials, three pain product candidates that have completed initial Phase II clinical trials and two oncology compounds, one of which is completing a Phase I clinical trial and the second of which is expected to enter clinical development in the next few months. Our portfolio of pain management and oncology product candidates allows us to be less reliant on the success of any single product candidate. We have yet to generate product revenues from any of our product candidates in development.

Our oncology product candidate is Ceplene, which is intended as remission maintenance therapy in the treatment of acute myeloid leukemia, or AML specifically for patients who are in their first complete remission (CR 1). Our late stage pain product candidates are: EpiCept NP-1, a prescription topical analgesic cream designed to provide effective long-term relief of peripheral neuropathies; LidoPAIN SP, a sterile prescription analgesic patch designed to provide sustained topical delivery of lidocaine to a post-surgical or post-traumatic sutured wound while also providing a sterile protective covering for the wound; and LidoPAIN BP, a prescription analgesic non-sterile patch designed to provide sustained topical delivery of lidocaine for the treatment of acute or recurrent lower back pain. None of the our product candidates has been approved by the U.S. Food and Drug Administration (“FDA”) or any comparable agency in another country.

Our Product Candidates

We have a broad range of product portfolio candidates in pain and cancer. This includes topical pain therapies, a cancer product in registration in Europe, and an early stage discovery program for apoptosis inducers designed to address unmet medical needs in oncology.

Ceplene

Ceplene is our leading oncology drug candidate, which is based on the naturally occurring molecule histamine. The mechanism of action is via the inhibition of oxidative stress, thereby protecting critical immune cells, which can then attack cancer cells. We have completed an international, multicenter, open-label, randomized phase III study to evaluate the efficacy and safety of treatment with Ceplene + IL-2 (Proleukin®) in 320 patients with Acute Myeloid Leukemia or AML in first or subsequent complete remission. The treatment group met the primary endpoint of preventing relapse as shown by increased leukemia-free survival for AML patients in remission, which was highly statistically significant (p<0.01, analyzed according to Intent-to-Treat). Even more impressive was the benefit observed in patients in their first remission (CR1). In this subgroup, the patients had a 55% improvement in leukemia free survival. On October 6, 2006, we filed for regulatory approval with the European Medicines Agency or EMEA for the proposed indication: Ceplene, administered in conjunction with interleukin-2, is indicated for maintenance of remission in adult patients with acute myeloid leukemia in first remission to prolong the duration of leukemia free survival.

EPC-2407

EPC2407, a novel small molecular weight compound, was discovered by our Apoptosis Screening Anticancer Platform. It is in a class of anticancer drugs called vascular disruption agents. Unlike antiangiogenic drugs, which attempt to prevent the formation of new tumor blood vessels, vascular disruption agents starve existing solid tumors by depriving them of blood flow, thereby causing tumor cell death. The molecular target for EPC2407 is tubulin, a cellular substance which helps maintain cell shape and is involved with cellular movement, intracellular transport, and cell division. While there are a number of tubulins targeting anticancer drugs, the dose-limiting toxicities and emergence of drug-resistant tumor cells have limited their effectiveness. In contrast, EPC2407 is active in multi-drug resistant cells and interacts with tubulin at sites, which are different from those of the taxanes and vinca alkaloids. As such, we believe EPC2407 is differentiated from such drugs as paclitaxel and vinblastine. We have submitted an investigational new drug application or IND to the U.S. Food and Drug Administration to begin Phase I clinical studies of EPC2407, for the treatment of advanced cancer patients with solid tumors that are well vascularized. EPC2407 commenced a Phase I clinical trial in December 2006

MPC-6827

MPC-6827 is a compound discovered from the drug discovery platform at EpiCept and licensed to Myriad Genetics Inc. for clinical development. The antitumor activity of MPC-6827 demonstrated a broad range of activities against many tumor types in various animal models as well as activity against different types of multi-drug resistant cell lines. The Phase I clinical testing is being conducted by Myriad, on patients with solid tumors with a particular focus on brain cancers or brain metastases due to its pharmacologic properties in pre-clinical animal studies that indicated higher drug levels in the brain than in the blood. MPC-6827 is expected to enter Phase II clinical studies in the first quarter of 2007.

EpiCept NP-1

EpiCept NP-1 is a prescription topical analgesic cream containing a patented formulation, the contents of which include two FDA-approved drugs, amitriptyline and ketamine. Amitriptyline is a widely-used antidepressant, and ketamine is an NMDA, or N-methyl-D-aspartate, antagonist (i.e., a compound that blocks the effects of NMDA, a protein associated with the feeling of pain) that is used as an anesthetic. EpiCept NP-1 is designed to provide effective, long-term relief from the pain of peripheral neuropathies. We believe the topical delivery of our patented combination represents a fundamentally new approach for the treatment of pain associated with peripheral neuropathy and will significantly reduce the risk of adverse side effects associated with the systemic delivery of the active ingredients. Peripheral neuropathies are medical conditions caused by damage to the nerves in the nervous system. The initial indications for this product candidate are post-herpetic neuralgia, or PHN, a specific type of peripheral neuropathy associated with shingles, a condition caused by the herpes zoster virus and diabetic peripheral neuropathy or DPN. We have completed Phase II clinical trials in the United States and Canada that included 343 subjects and plan to commence a Phase III clinical trial in the United States during the first half of 2007 that will include at least 400 subjects. We are also planning a Phase IIb trial in diabetic neuropathic pain to commence in the first half of 2007 that we anticipate will include 200 patients.

LidoPAIN SP

LidoPAIN SP is a sterile prescription analgesic patch designed to provide sustained topical delivery of lidocaine to a post-surgical or post-traumatic sutured wound while also providing a sterile protective covering for the wound. If approved, we believe that LidoPAIN SP would be the first sterile prescription analgesic patch on the market. We have completed a Phase II clinical trial in Germany that included 221 subjects who underwent hernia repair. A Phase III clinical trial in Europe was initiated during the fourth quarter of 2004 and completed in the third quarter of 2006. This study included approximately 440 subjects undergoing hernia repair.

LidoPAIN BP

LidoPAIN BP is a prescription analgesic non-sterile patch designed to provide sustained topical delivery of lidocaine for the treatment of acute or recurrent lower back pain. We have completed Phase IIa and Phase IIb clinical trials in the United States that included 242 subjects and plan to commence a pivotal Phase IIb clinical trial in the United States during the first half of 2007 that will include at least 300 subjects. In December 2003, we entered into an agreement with Endo Pharmaceuticals Inc. for the commercialization of LidoPAIN BP worldwide.

Strategic Alliances

During 2003, we entered into two strategic alliances, the first in July 2003 with Adolor Corporation for the development and commercialization of certain products, including LidoPAIN SP in North America, and the second in December 2003 with Endo Pharmaceuticals, Inc. for the worldwide commercialization of LidoPAIN BP. On October 27, 2006, we were informed of the decision by Adolor to discontinue its licensing agreement with us. As a result, we now have the full worldwide development and commercialization rights to LidoPAIN SP. We received a total of $10.5 million in upfront nonrefundable license and milestone fees in connection with these agreements.

In connection with our merger with Maxim Pharmaceuticals Inc. on January 4, 2006, we acquired a license agreement with Myriad Genetics, Inc. under which we licensed our MX90745 series of caspase-inducer anti-cancer compounds to Myriad. Myriad has initiated clinical trials for Azixatm also known as MPC6827 for the treatment of brain cancer and other solid tumors. Under the terms of the agreement, Myriad is responsible for the worldwide development and commercialization of any drug candidates from this series of compounds. The agreement requires that Myriad make licensing, research and milestone payments to us assuming the successful commercialization of a compound for the treatment of cancer, as well as pay a royalty on product sales.

These strategic alliances are designed to provide us with operating capital and marketing capabilities and to supplement our development efforts. We are eligible to receive an additional $106.5 million in milestone payments under the above mentioned relationships. The agreements also provide for royalty payments from each of Endo and Myriad based on the net sales of certain licensed products. There is no assurance that any of these additional milestones will be earned or any royalties paid. Our ability to generate additional revenue in the future will depend on our ability to meet development or regulatory milestones under our existing license agreements that trigger additional payments, to enter into new license agreements for other products or territories, and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners. We also intend to pursue other strategic alliances as appropriate.

Recent Events

Nasdaq Delisting

On September 22, 2006, we announced that the Nasdaq Listings Qualification Department, or Nasdaq, notified us on September 20, 2006 that we were not in compliance with Marketplace Rule 4450(b)(1)(A). Pursuant to Nasdaq Marketplace Rule 4450(e)(4), the Company was provided a period of 30 calendar days, or until October 20, 2006, to regain compliance. On October 23, 2006, we received a Nasdaq Staff Determination Letter indicating that we had not complied with the aggregate market value of publicly held shares requirement for continued listing set forth in Marketplace Rule 4450(b)(1)(A), and that our securities are, therefore, subject to delisting from The Nasdaq Global Market.

On October 23, 2006, we were notified by Nasdaq that we had not regained compliance with the continued listing requirements of The Nasdaq Global Market because the market value of our listed securities had fallen below $50,000,000 for ten consecutive business days.

On December 14, 2006, we met with the Nasdaq Listing Qualifications Panel, or the Panel, to present our case supporting our request for a 90-day extension to gain compliance with Marketplace Rule 4450(b)(1)(A). In its presentation, we advised the Panel of our plans to close a private placement transaction prior to the end of 2006. The private placement was consummated on December 21, 2006 and is described below under “— Private Placement.”

On January 10, 2007, we received an Additional Staff Determination Letter from Nasdaq we were not in compliance with Marketplace Rule 4350(i)(1)(D)(i) (the “Rule”), a continued listing requirement of The Nasdaq Global Market, in connection with the private placement previously announced by us on December 21, 2006. Failure to comply with a continued listing requirement subjects our stock to delisting from The Nasdaq Global Market. Further, the letter indicated that the shares of common stock issued in the private placement would be aggregated with any potential shares to be issued in accordance with a Standby Equity Distribution Agreement also dated as of December 21, 2006 (the “SEDA”). It is our understanding that if we remedy the non-compliance of the private placement, that the private placement and the SEDA would not be aggregated. It is our plan to obtain shareholder approval for the private placement.

On January 26, 2007, the Panel notified us that it has determined to transfer our shares of common stock from The Nasdaq Global Market to the Nasdaq Capital Market effective at the opening of business on Tuesday, January 30, 2007. In addition, the Panel has determined to permit us to seek shareholder approval of the private placement and has required us to do so on or before April 11, 2007. We are required to establish compliance with all requirements for continued listing on the Nasdaq Stock Market on or before April 25, 2007 or our securities may be delisted from The Nasdaq Capital Market. In the event our securities are delisted from The Nasdaq Capital Market, our securities may be eligible to trade on the over-the-counter market.

Additionally, the Panel determined that the Company’s violation of the shareholder approval requirements warranted the issuance of a reprimand letter by Nasdaq, which was received by the Company on January 29, 2007. The letter specifies that the Private Placement violated the shareholder approval rules in Nasdaq Marketplace Rule 4350(i)(1)(D)(i).

Term Loan Financing

On August 30, 2006, we entered into a senior secured term loan in the amount of $10.0 million with Hercules Technology Growth Capital, Inc. The interest rate on the loan is 11.7% per year. In addition, we issued five year common stock purchase warrants to Hercules granting them the right to purchase 0.5 million shares of our common stock at an exercise price of $2.65 per share. As a result of certain anti-dilution adjustments resulting from a financing consummated by us on December 21, 2006 and an amendment entered into on January 26, 2007, the terms of the warrants issued to Hercules Technology Growth Capital, Inc. were adjusted to grant Hercules the right to purchase an aggregate of 0.9 million shares of our common stock at an exercise price of $1.46 per share. The warrants are exercisable for our common stock until August 29, 2011, beginning six (6) months from the date they are issued. BMO Capital Markets acted as the placement agent in the private placement. In connection with the senior secured term loan, we also entered into a registration rights agreement with Hercules pursuant to which we are required to file this registration statement to register for resale the shares of our common stock issuable upon exercise of the warrants.

Private Placement

On December 21, 2006, we entered into a Securities Purchase Agreement with certain institutional investors for the private placement of approximately 6.9 million shares of our common stock, at price of $1.46 per share and warrants to purchase approximately 3.4 million shares of our common stock, at a price of $1.47 per share. Gross proceeds to us from the sale of the securities was approximately $10 million. We intend to use the proceeds of the private placement to meet our working capital needs. On that date, we also entered into a Standby Equity Distribution Agreement with Cornell Capital Partners, LP for the private placement of up to $15,000,000 of shares of our common stock, at a discount to be calculated at the time of issuance.

The warrants are exercisable for our common stock at $1.47  per share, beginning June 22, 2007 with a five-year term of exercise. The exercise price and number of shares issuable upon exercise are subject to adjustment in the event of stock splits or dividends, business combinations, sale of assets or other similar transactions but not as a result of future transactions at lower prices.

The common stock and warrants have not been registered under the Securities Act of 1933, or any state securities laws.

In connection with the execution of the Securities Purchase Agreement, we entered into a registration rights agreement, pursuant to which we are obligated to use our reasonable best efforts to register our common stock and the shares of our common stock issuable upon exercise of the warrants, for resale on a registration statement to be filed 45 days following the closing date. Further, in connection with the execution of the Standby Equity Distribution Agreement, we entered into a separate registration rights agreement, pursuant to which we are obligated to register our common stock for resale on a registration statement prior to the first sale to Cornell Capital Partners, LP of our common stock.

Durect

On December 20, 2006, we entered into a license agreement with DURECT Corporation, pursuant to which we granted DURECT the exclusive worldwide rights to certain of our intellectual property for a transdermal patch containing bupivacaine for the treatment of back pain. Under the terms of the agreement, we received $1.0 million payment and will receive up to an additional $9.0 million in license fees and milestone payments as well as certain royalty payments based on net sales.

Risks Affecting Us

We are subject to a number of risks of which you should be aware before you decide to buy our common stock. These risks are discussed more fully under the heading “Risk Factors.” All of our product candidates are in development. We have not received regulatory approval for, or generated commercial revenues from, any of our product candidates. We may never obtain regulatory approval for our product candidates or successfully commercialize any of our product candidates. If we do not successfully obtain regulatory approval for, and commercialize any of our product candidates or enter into successful strategic alliances, we will be unable to achieve our business objective. Since inception, we have incurred net losses. As of September 30, 2006, we had an accumulated deficit of $137.2 million. We expect to continue to incur increasing net losses for the foreseeable future, and we may never become profitable.

Corporate Information

We were incorporated in Delaware in March 1993. We have two wholly-owned subsidiaries, EpiCept GmbH, based in Munich, Germany, which is engaged in research and development activities on our behalf and Maxim Pharmaceuticals, Inc. which we acquired on January 4, 2006. Our executive offices are located at 777 Old Saw Mill River Road, Tarrytown, New York 10591, our telephone number at that location is 914-606-3500, and our website can be accessed at www.epicept.com. Information contained in our website does not constitute part of this prospectus.

THE OFFERING

Common stock outstanding prior to the private placement	32,392,395 shares

Common stock being offered for resale to the public by the selling stockholders(1)	5,455,531 shares

Common stock to be outstanding after this offering(2)	33,248,559 shares

Total proceeds raised by offering	We will not receive any proceeds from the resale of our common stock pursuant to this offering. We may receive proceeds upon the exercise of the warrants to the extent such warrants are exercised for cash.

Use of proceeds	Any proceeds we may receive will be used to meet our working capital needs and general corporate purposes.

Nasdaq Global Market symbol	EPCT

Risk factors	See “Risk Factors” and the other information included in, or incorporated by reference into, this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our common stock.

(1)	Includes 856,164 shares issuable upon exercise of warrants held by Hercules and 4,599,367 outstanding shares of common stock held by certain of the selling stockholders.

(2)	The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of January 8, 2007. This number does not include, as of January 8, 2007:

•	3,847,893 shares of our common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $6.00 per share including 729,820 shares issuable upon the exercise of options granted on January 8, 2007 to certain of our named executive officers and other employees;

•	140,842 shares of restricted common stock granted on January 8, 2007 to certain of our named executive officers and other employees; and

•	1,176,679 shares of our common stock reserved for issuance under our 2005 Equity Incentive Plan and our 2005 Employee Stock Purchase Plan.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors described below as well as the other information contained in this prospectus before buying shares of our common stock. If any of the following risks or uncertainties occurs, our business, financial conditions and operating results could be materially and adversely affected. As a result, the trading price of our common stock could decline and you may lose all or a part of your investment in our common stock.

Risks Relating to our Financial Condition

We have had limited operating activities, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our activities to date have been limited to organizing and staffing our operations, acquiring, developing and securing our technology, licensing product candidates, and undertaking preclinical and clinical studies and clinical trials. We have not yet demonstrated an ability to obtain regulatory approval, manufacture products or conduct sales and marketing activities. Consequently, it is difficult to make any predictions about our future success, viability or profitability based on our historical operations.

We have a history of losses, and as a result we may not be able to generate sufficient net revenue from product sales in the foreseeable future.

We have incurred significant losses since our inception, and we expect that we will experience net losses and negative cash flow for the foreseeable future. Since our inception in 1993, we have incurred significant net losses in each year. Our losses have resulted principally from costs incurred in connection with our development activities and from general and administrative costs associated with our operations. Our net loss for the nine months ended September 30, 2006 and the fiscal year ended December 31, 2005 was $60.5 and $7.2 million, respectively. As of September 30, 2006 and December 31, 2005, our accumulated deficit was $137.2 and $67.7 million, respectively. Even if we succeed in developing and commercializing one or more of our product candidates, we may never become profitable. Accordingly, we may never generate sufficient net revenue to achieve or sustain profitability.

We expect to continue to incur increasing expenses over the next several years as we:

•	continue to conduct clinical trials for our product candidates;

•	seek regulatory approvals for our product candidates;

•	develop, formulate and commercialize our product candidates;

•	implement additional internal systems and develop new infrastructure;

•	acquire or in-license additional products or technologies or expand the use of our technologies;

•	maintain, defend and expand the scope of our intellectual property; and

•	hire additional personnel.

We expect that we will have large fixed expenses in the future, including significant expenses for research and development and general and administrative expenses. We will need to generate significant revenues to achieve and maintain profitability. If we cannot successfully develop and commercialize our product candidates, we will not be able to generate significant revenue from product sales or achieve profitability in the future. As a result, our ability to achieve and sustain profitability will depend on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels.

We will need substantial additional funding, may be unable to raise additional capital when needed and may not be able to continue as a going concern. This could force us to delay, reduce or eliminate our product development and commercialization activities.

Developing drugs, conducting clinical trials and commercializing products is time-consuming and expensive. Our future funding requirements will depend on many factors, including:

•	the progress and cost of our clinical trials and other development activities;

•	the costs and timing of obtaining regulatory approval;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patent and other intellectual property rights;

•	the cost and timing of securing manufacturing capabilities for our clinical product candidates and commercial products, if any;

•	the costs of establishing sales, marketing and distribution capabilities; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

We believe that, after giving effect to the exercise of common stock purchase warrants, our existing cash resources will be sufficient to meet our projected operating requirements through the third quarter of 2007. However, we will need to raise additional capital or incur indebtedness to continue to fund our operations in the future. We cannot assure you that sufficient funds will be available to us when required or on satisfactory terms. If necessary funds are not available, we may have to delay, reduce the scope of or eliminate some of our development programs, which could delay the time to market for any of our product candidates.

We may raise additional capital through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Our ability to raise additional capital will depend on financial, economic and market conditions and other factors, many of which are beyond our control. We cannot be certain that such additional funding will be available upon acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our then-existing stockholders may experience further dilution. Debt financing, if available, may subject us to restrictive covenants that could limit our flexibility in conducting future business activities. To the extent that we raise additional capital through collaboration and licensing arrangements, it may be necessary for us to relinquish valuable rights to our product candidates that we might otherwise seek to develop or commercialize independently.

Our stock may be delisted from NASDAQ, which may make it more difficult for you to sell your shares.

Currently, our common stock trades on the NASDAQ Global Market and from after January 30, 2007 will trade on the Nasdaq Capital Market. NASD Marketplace Rule 4450 provides that a company must comply with continuing listing criteria to maintain its NASDAQ listing. On September 20, 2006, we were notified by The NASDAQ Stock Market (NASDAQ) that for the previous 10 consecutive trading days the market value of our common stock had been below the minimum $50.0 million requirement for continued inclusion by Marketplace Rule 4450(b)(1)(A). In addition, we did not comply with the alternative continued listing criteria provided in Marketplace Rule 4450(b)(1)(B), which requires total assets and total revenue of $50.0 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years. In accordance with Marketplace Rule 4450(c)(4), we had until October 20, 2006 to regain compliance. We were not in compliance as of October 20, 2006, and an appeal was requested relating to the determination to delist our securities.

The Nasdaq Listing Qualifications Panel conducted a hearing on December 14, 2006 relating to the earlier notification of our failure to maintain a market value of its listed securities over $50 million. The private placement and SEDA discussed under “Recent Events — Private Placement” were part of our plan to regain compliance with that provision. On January 10, 2007, we received an Additional Staff Determination Letter from Nasdaq that we are not in compliance with Marketplace Rule 4350(i)(1)(D)(i)(the “Rule”), a continued listing requirement of The Nasdaq Global Market, in connection with the private placement. Further, the letter indicated that the shares of common stock issued in the private placement would be aggregated with any potential shares to be issued in accordance with the SEDA. It is our understanding that if we remedy the non-compliance of the private placement, that the private placement and the SEDA would not be aggregated. It is our plan to obtain shareholder approval for the private placement. On January 26, 2007, the Panel notified us that it has determined to transfer our shares of common stock from The Nasdaq Global Market to the Nasdaq Capital Market effective at the opening of business on Tuesday, January 30, 2007. In addition, the Panel has determined to permit us to seek shareholder approval of the private placement and has required us to do so on or before April 11, 2007. We are required to establish compliance with all requirements for continued listing on the Nasdaq Stock Market on or before April 25, 2007 or our securities may be delisted from The Nasdaq Capital Market. In the event our securities are delisted from The Nasdaq Capital Market, our securities may be eligible to trade on the over-the-counter market.

In addition, if we fail to maintain a listing on NASDAQ or on any other United States securities exchange, quotation system, market or over-the-counter bulletin board, we will be subject to cash penalties under certain agreements to which we are a party until a listing is obtained.

Our quarterly financial results are likely to fluctuate significantly, which could have an adverse effect on our stock price.

Our quarterly operating results will be difficult to predict and may fluctuate significantly from period to period, particularly because we are a relatively small company with no approved products. The level of our revenues, if any, and results of operations at any given time could fluctuate as a result of any of the following factors:

•	research and development expenses incurred in connection with our license agreement with Endo Pharmaceuticals and other license agreements;

•	results of our clinical trials;

•	our ability to obtain regulatory approval for our product candidates;

•	our ability to achieve milestones under our strategic relationships on a timely basis or at all;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	our ability to establish and maintain a productive sales force;

•	demand and pricing of any products we may offer;

•	physician and patient acceptance of our products;

•	levels of third-party reimbursement for our products;

•	interruption in the manufacturing or distribution of our products;

•	the effect of competing technological and market developments;

•	litigation involving patents, licenses or other intellectual property rights; and

•	product failures or product liability lawsuits.

Until we obtain regulatory approval for any of our product candidates, we cannot begin to market or sell them. As a result, it will be difficult for us to forecast demand for our products with any degree of certainty. It is also difficult to predict the timing of the achievement of various milestones under our strategic relationships. In addition, we will be increasing our operating expenses as we develop product candidates and build commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

We determined that material weaknesses related to our internal controls and procedures exist, which could adversely impact our ability to report our consolidated financial results accurately and on a timely basis.

As a result of our inability to complete our financial statements for the quarter ended March 31, 2006 and to file our corresponding Form 10-Q on a timely basis; and the journal entry adjustments primarily related to the accounting for the Maxim merger, management determined that material weaknesses existed in our internal control over financial reporting at March 31, 2006. Our independent registered public accounting firm identified certain matters for the first quarter ended March 31, 2006 involving our internal control over financial reporting that it considered to be material weaknesses under standards established by the Public Company Accounting Oversight Board, including errors on the statement of cash flows, errors in recording the purchase price allocation relating to the Maxim merger, and other errors either of omission of required footnote information or requiring correcting journal entries. Our independent registered public accounting firm informed management and the audit committee of its findings. In light of the additional complexity of the financial statements resulting from the merger with Maxim and the findings of our independent registered public accounting firm for the first quarter ended March 31, 2006, management has implemented certain improvements in its financial reporting close process. We have retained the services of outside external accountants to provide additional training, process support and internal review of the financial statements. In addition, we developed and utilize detailed checklists for the financial reporting process to ensure completeness in the preparation of SEC reports. We have thoroughly documented our conclusions relating to technical accounting issues and determinations. In addition, during the quarter ended September 30, 2006, we initiated a plan for our San Diego subsidiary to adopt the same accounting software being utilized by us, in order to facilitate the accuracy and timeliness of that subsidiary’s financial disclosure process. Since we have had only limited experience with the improvements we have made to date, we cannot assure you that the steps we have taken to date or any future measures will fully remediate the material weaknesses identified by our independent registered public accounting firm or that we will be successful in implementing and maintaining adequate controls over our financial reporting in the future. We cannot assure you that new material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to remediate any reported material weaknesses or implement required new or improved internal controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our consolidated financial statements. Inadequate internal controls could also cause investors to lose confidence in our reported consolidated financial statements, which could result in a decline in value for our stock.

For 2006, we are required to comply with Section 404(a) of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and an attestation to, and testing and assessment of, our internal control over financial reporting by our independent registered public accounting firm. We have performed certain testing of our internal control over financial reporting in preparation for our first annual assessment of the effectiveness of such internal controls over financial reporting as required by Section 404(a). We have remediated certain control deficiencies and will complete the review during the first quarter of 2007.

Our recurring losses and stockholders’ deficit has raised substantial doubt regarding our ability to continue as a going concern.

EpiCept’s recurring losses from operations and EpiCept’s stockholders’ deficit raise substantial doubt about EpiCept’s ability to continue as a going concern and as a result EpiCept’s independent registered public accounting firm included an explanatory paragraph in its report on EpiCept’s consolidated financial statements for the year ended December 31, 2005 with respect to this uncertainty. EpiCept will need to raise additional debt or equity capital to fund our product development efforts and to meet our obligations, including servicing our existing indebtedness and performing our contractual obligations under our license agreements and strategic alliances. In addition, the perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Clinical and Regulatory Risks

If we are unable to successfully design, conduct and complete clinical trials, we will not be able to obtain regulatory approval for product candidates, which could delay or prevent us from being able to generate revenue from product sales.

We currently have no products for sale, and we cannot guarantee you that we will ever have marketable products. Before our product candidates can be commercialized, we or our partners must submit a NDA, to the FDA. The NDA must demonstrate that the product candidate is safe and effective in humans for its intended use. To support our NDAs, we or our partners must conduct extensive human tests, which are referred to as clinical trials.

Satisfaction of all regulatory requirements typically takes many years and requires the expenditure of substantial resources.

We currently have several product candidates in various stages of clinical testing. All of our product candidates are prone to the risks of failure inherent in drug development and testing. Product candidates in later-stage clinical trials may fail to show desired safety and efficacy traits despite having progressed through initial clinical testing. In addition, the data collected from clinical trials of our product candidates may not be sufficient to support FDA approval, or FDA officials could interpret the data differently than we do. The FDA may require us or our partners to conduct additional clinical testing, in which case we would have to expend additional time and resources. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during regulatory review.

Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of our product candidates, may severely harm our business and delay or prevent us from being able to generate revenue from product sales, and our stock price will likely decline.

We may not obtain regulatory clearance to market our product candidates on a timely basis, or at all.

Our product candidates will be subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA, European Medicines Agency for the Evaluation of Medicinal Products or EMEA, and other governmental and similar international regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. Even if we believe that preclinical and clinical data are sufficient to support regulatory approval for a drug candidate, the FDA, EMEA and similar international regulatory authorities may not ultimately approve the candidate for commercial sale in any jurisdiction. The FDA, EMEA or similar international regulators may refuse to approve an application for approval of a drug candidate if they believe that applicable regulatory criteria are not satisfied. The FDA, EMEA or similar international regulators may also require additional testing for safety and efficacy. Any failure or delay in obtaining these approvals could prohibit or delay us from marketing product candidates. If our product candidates do not meet applicable regulatory requirements for approval, we may not have the financial resources to continue research and development of these product candidates, and we may not generate revenues from the commercial sale of any of our products.

Clinical trial designs that were discussed with regulatory authorities prior to their commencement may subsequently be considered insufficient for approval at the time of application for regulatory approval.

We or our partners discuss with and obtain guidance from regulatory authorities on clinical trial protocols. Over the course of conducting clinical trials, circumstances may change, such as standards of safety, efficacy or medical practice, which could affect regulatory authorities’ perception of the adequacy of any of our clinical trial designs or the data we develop from our studies. Changes in circumstances could affect our ability to conduct clinical trials as planned. Even with successful clinical safety and efficacy data, we may be required to conduct additional, expensive trials to obtain regulatory approval. For example, in May 2004, Maxim announced the results of an international Phase III clinical trial testing the combination of Ceplene plus IL-2 in patients with acute myeloid leukemia, or AML, in complete remission. The primary endpoint of the Phase III trials was achieved using intent-to-treat analysis, as patients treated with the Ceplene plus IL-2 combination therapy experienced a statistically significant increase in leukemia-free survival compared to patients in the control arm of the trial. In January 2005, Maxim announced that based on ongoing correspondence with the FDA, as well as consultations with external advisors, it determined that an additional Phase III clinical trial would be necessary to further evaluate Ceplene plus IL-2 combination therapy for the treatment of AML patients in complete remission before applying for regulatory approval in the United States. In October 2006, we submitted a Market Authorization Application to EMEA for Ceplene, our lead oncology product candidate, administered in conjunction with interleukin-2 (IL-2), for the maintenance of first remission in patients with acute myeloid leukemia, or AML. However, we have no assurance that (i) the EMEA or similar regulatory agencies will not require an additional Phase III trial, (ii) the EMEA or similar regulatory agencies would approve regulatory filings for drug approval, or (iii) if an additional Phase III trial is required, that the results from such additional Phase III trial would confirm the results from the first Phase III trial.

If we receive regulatory approval, our marketed products will also be subject to ongoing FDA and/or foreign regulatory agency obligations and continued regulatory review, and if we fail to comply with these regulations, we could lose approvals to market any products, and our business would be seriously harmed.

Following initial regulatory approval of any of our product candidates, we will be subject to continuing regulatory review, including review of adverse experiences and clinical results that are reported after our products become commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our product candidates will also be subject to periodic review and inspection by the FDA or foreign regulatory agencies. If a previously unknown problem or problems with a product, manufacturing or laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we and our manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications;

•	impose restrictions on operations;

•	close the facilities of manufacturers; or

•	seize or detain products or require a product recall.

In addition, the policies of the FDA or other applicable regulatory agencies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad.

Even if the FDA approves our product candidates, the approval will be limited to those indications and conditions for which we are able to show clinical safety and efficacy.

Any regulatory approval that we may receive for our current or future product candidates will be limited to those diseases and indications for which such product candidates are clinically demonstrated to be safe and effective. In addition to the FDA approval required for new formulations, any new indication to an approved product also requires FDA approval. If we are not able to obtain FDA approval for a broad range of indications for our product candidates, our ability to effectively market and sell our product candidates may be greatly reduced and may harm our ability to generate revenue.

While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by regulatory authorities, our regulatory approvals will be limited to those indications that are specifically submitted to the FDA for review. These “off-label” uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities in the United States generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to delay its approval or refuse to approve a product, the suspension or withdrawal of an approved product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions, any of which could harm our business.

The results of our clinical trials are uncertain, which could substantially delay or prevent us from bringing our product candidates to market.

Before we can obtain regulatory approval for a product candidate, we must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. The commencement and completion of our clinical trials could be delayed or prevented by several factors, including:

•	delays in obtaining regulatory approvals to commence or continue a study;

•	delays in reaching agreement on acceptable clinical trial parameters;

•	slower than expected rates of patient recruitment and enrollment;

•	inability to demonstrate effectiveness or statistically significant results in our clinical trials;

•	unforeseen safety issues;

•	uncertain dosing issues;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

We cannot assure you that our planned clinical trials will begin or be completed on time or at all, or that they will not need to be restructured prior to completion. Significant delays in clinical testing will impede our ability to commercialize our product candidates and generate revenue from product sales and could materially increase our development costs. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including:

•	the number of sites included in the trials;

•	the length of time required to enroll suitable patient subjects;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the duration of follow-up with the patient;

•	the product candidate’s phase of development; and

•	the efficacy and safety profile of the product.

The use of FDA-approved therapeutics in certain of our product candidates could require us to conduct additional preclinical studies and clinical trials, which could increase development costs and lengthen the regulatory approval process.

Certain of our product candidates utilize proprietary formulations and topical delivery technologies to administer FDA-approved pain management therapeutics. Although the therapeutics utilized in our product candidates are FDA-approved, we may still be required to conduct preclinical studies and clinical trials to determine if our product candidates are safe and effective. In addition, we may also be required to conduct additional preclinical studies and Phase I clinical trials to establish the safety of the topical delivery of these therapeutics and the level of absorption of the therapeutics into the bloodstream. The FDA may also require us to conduct clinical studies to establish that our delivery mechanisms are safer or more effective than the existing methods for delivering these therapeutics. As a result, we may be required to conduct complex clinical trials, which could be expensive and time-consuming and lengthen the anticipated regulatory approval process.

In some instances, we rely on third parties, over which we have little or no control, to conduct clinical trials for our products and their failure to perform their obligations in a timely or competent manner may delay development and commercialization of our product candidates.

The nature of clinical trials and our business strategy requires us to rely on clinical research centers and other contractors to assist us with clinical testing and certain research and development activities, such as our agreement with Myriad Genetics, Inc. related to the MX90745 series of apoptosis-inducer anti-cancer compounds. As a result, our success is dependent upon the success of these outside parties in performing their responsibilities. Although we believe the contractors are economically motivated to perform on their contractual obligations, we cannot directly control the adequacy and timeliness of the resources and expertise applied to these activities by such contractors. If such contractors do not perform their activities in an adequate or timely manner, the development and commercialization of our product candidates could be delayed. In addition, we rely on Myriad for research and development related to the MX90745 series of apoptosis-inducer anti-cancer compounds. We may enter into similar agreements from time to time with additional third parties for our other product candidates whereby these third parties undertake significant responsibility for research, clinical trials or other aspects of obtaining FDA approval. As a result, we may face delays if Myriad or these additional third parties do not conduct clinical studies and trials, or prepare or file regulatory related documents, in a timely or competent fashion. The conduct of the clinical studies by, and the regulatory strategies of, Myriad or these additional third parties, over which we have limited or no control, may delay or prevent regulatory approval of our product candidates, which would delay or limit our ability to generate revenue from product sales.

Risks Relating to Commercialization

If we fail to enter into and maintain successful strategic alliances for our product candidates, we may have to reduce or delay our product commercialization or increase our expenditures.

Our strategy for developing, manufacturing and commercializing potential product candidates in multiple therapeutic areas currently requires us to enter into and successfully maintain strategic alliances with pharmaceutical companies that have product development resources and expertise, established distribution systems and direct sales forces to advance our development programs and reduce our expenditures on each development program and market any products that we may develop. EpiCept has formed a strategic alliance with Endo with respect to EpiCept’s LidoPAIN BP product candidate and with Myriad with respect to the MX90745 series of apoptosis-inducer anti-cancer compounds. Although we have ongoing discussions with other companies with respect to certain of our product candidates, we may not be able to negotiate additional strategic alliances on acceptable terms, or at all.

We intend to rely on collaborative partners to market and sell Ceplene in international markets, if approved for sale in such markets. We have not yet entered into any collaborative arrangements with respect to marketing or selling Ceplene with the exception of agreements relating to Australia, New Zealand and Israel. We cannot assure you that we will be able to enter into any such arrangements on terms favorable to us, or at all.

If we are unable to maintain our existing strategic alliances or establish and maintain additional strategic alliances, we may have to limit the size or scope of, or delay, one or more of our product development or commercialization programs, or undertake the various activities at our own expense. In addition, our dependence on strategic alliances is subject to a number of risks, including:

•	the inability to control the amount or timing of resources that our collaborators may devote to developing the product candidates;

•	the possibility that we may be required to relinquish important rights, including intellectual property, marketing and distribution rights;

•	the receipt of lower revenues than if we were to commercialize such products ourselves;

•	our failure to receive future milestone payments or royalties should a collaborator fail to commercialize one of our product candidates successfully;

•	the possibility that a collaborator could separately move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors;

•	the possibility that our collaborators may experience financial difficulties;

•	business combinations or significant changes in a collaborator’s business strategy that may adversely affect that collaborator’s willingness or ability to complete its obligations under any arrangement; and

•	the chance that our collaborators may operate in countries where their operations could be negatively impacted by changes in the local regulatory environment or by political unrest.

If the market does not accept and use our product candidates, we will not achieve sufficient product revenues and our business will suffer.

Even if we receive regulatory approval to market our product candidates, physicians, patients, healthcare payors and the medical community may not accept and use them. The degree of market acceptance and use of any approved products will depend on a number of factors, including:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our products;

•	cost effectiveness of our products relative to competing products;

•	relative convenience and ease of administration;

•	availability of reimbursement for our products from government or healthcare payors; and

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors.

Because we expect to rely on sales and royalties generated by our current lead product candidates for a substantial portion of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm our business and could require us to seek additional funding to continue our other development programs.

Our product candidates could be rendered obsolete by technological change and medical advances, which would adversely affect the performance of our business.

Our product candidates may be rendered obsolete or uneconomical by the development of medical advances to treat the conditions that our product candidates are designed to address. Pain management therapeutics are the subject of active research and development by many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, universities and other research institutions. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy we developed. Technological advances affecting costs of production could also harm our ability to cost-effectively produce and sell products.

We have no manufacturing capacity and anticipate continued reliance on third parties for the manufacture of our product candidates.

We do not currently operate manufacturing facilities for our product candidates. We lack the resources and the capabilities to manufacture any of our product candidates. We currently rely on a single contract manufacturer for each product candidate to supply, store and distribute drug supplies for our clinical trials. Any performance failure or delay on the part of our existing manufacturers could delay clinical development or regulatory approval of our product candidates and commercialization of our drugs, producing additional losses and depriving us of potential product revenues.

If the FDA or other regulatory agencies approve any of our product candidates for commercial sale, the product will need to be manufactured in larger quantities. To date our product candidates have only been manufactured in small quantities for preclinical and clinical trials, our third party manufacturers may not be able to successfully increase their manufacturing capacity in a timely or economical manner, or at all. We may be forced to identify alternative or additional third party manufacturers, which may prove difficult because the number of potential manufacturers is limited and the FDA must approve any replacement contractor prior to manufacturing our products. Such approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms quickly, or at all. If we are unable to successfully increase the manufacturing capacity for a drug candidate in a timely and economical manner, the regulatory approval or commercial launch of any related products may be delayed or there may be a shortage in supply, both of which may have an adverse effect on our business.

Our product candidates require precise, high quality manufacturing. A failure to achieve and maintain high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. Manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. These manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the U.S. Drug Enforcement Agency, or DEA, and corresponding state agencies to ensure strict compliance with current Good Manufacturing Practice and other applicable government regulations and corresponding foreign standards; however, we do not have control over third party manufacturers’ compliance with these regulations and standards. If one of our manufacturers fails to maintain compliance, the production of our product candidates could be interrupted, resulting in delays, additional costs and potentially lost revenues. Additionally, third-party manufacturers must pass a pre-approval inspection before we can obtain marketing approval for any of our products in development.

Furthermore, our existing and future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to successfully produce, store and distribute our product candidates. Even if any third party manufacturer or licensee makes improvements in the manufacturing process for our product candidates, we may not own, or may have to share, the intellectual property rights to such innovation. In the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third party manufacturers in a timely manner.

We may be the subject of costly product liability claims or product recalls, and we may be unable to obtain or maintain insurance adequate to cover potential liabilities.

The risk of product liability is inherent in the development, manufacturing and marketing of human therapeutic products. Regardless of merit or eventual outcome, product liability claims may result in:

•	delays in, or failure to complete, our clinical trials;

•	withdrawal of clinical trial participants;

•	decreased demand for our product candidates;

•	injury to our reputation;

•	litigation costs;

•	substantial monetary awards against us; and

•	diversion of management or other resources from key aspects of our operations.

If we succeed in marketing our products, product liability claims could result in an FDA investigation of the safety or efficacy of our products or our marketing programs. An FDA investigation could also potentially lead to a recall of our products or more serious enforcement actions, or limitations on the indications for which our products may be used, or suspension or withdrawal of approval.

Although we currently maintain product liability insurance that covers our clinical trials, we cannot be certain that the coverage limits of the insurance policies or those of our strategic partners will be adequate. We further intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for our product candidates. However, insurance coverage is increasingly expensive. We may not be able to obtain additional insurance or maintain our existing insurance coverage at a reasonable cost or at all. If we are unable to obtain sufficient insurance at an acceptable cost or if a claim is brought against us, whether fully covered by insurance or not, our business, results of operations and financial condition could be materially adversely affected.

The coverage and reimbursement status of newly approved healthcare drugs is uncertain and failure to obtain adequate coverage and reimbursement could limit our ability to market our products.

Our ability to commercialize any products successfully will depend in part on the extent to which reimbursement will be available from governmental and other third-party payors, both in the United States and in foreign markets. Even if we succeed in bringing one or more products to the market, the amount reimbursed for our products may be insufficient to allow them to compete effectively with products that are reimbursed at a higher level. If the price we are able to charge for any products we develop is inadequate in light of our development costs, our profitability would be reduced.

Reimbursement by a governmental and other third-party payor may depend upon a number of factors, including the governmental and other third-party payor’s determination that the use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each third-party and governmental payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to obtain reimbursement.

Eligibility for coverage does not imply that any drug product will be reimbursed in all cases or at a rate that allows us to make a profit. Interim payments for new products, if applicable, may also not be sufficient to cover our costs and may not become permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other products or services and may reflect budgetary constraints and/or Medicare or Medicaid data used to calculate these rates. Net prices for products also may be reduced by mandatory discounts or rebates required by government health care programs or by any future relaxation of laws that restrict imports of certain medical products from countries where they may be sold at lower prices than in the United States.

The health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. There have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect reimbursement levels for our future products. In addition, the Centers for Medicare and Medicaid Services frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates and may have sufficient market power to demand significant price reductions.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

In some foreign countries, particularly in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our profitability would be reduced.

Risks Relating to the Our Business and Industry

Our failure to attract and retain skilled personnel could impair our product development and commercialization efforts.

Our success is substantially dependent on our continued ability to attract, retain and motivate highly qualified management, scientific and technical personnel and our ability to develop and maintain important relationships with leading institutions, clinicians and scientists. We will be highly dependent upon our key management personnel, particularly John V. Talley, our President and Chief Executive Officer, Robert Cook, our Chief Financial Officer, and Dr. Ben Tseng, our Chief Scientific Officer. We will also be dependent on certain scientific and technical personnel. The loss of the services of any member of senior management, or scientific or technical staff may significantly delay or prevent the achievement of product development, commercialization and other business objectives. Messrs. Talley and Cook have entered into employment agreements with EpiCept. However, either of them may decide to voluntarily terminate his employment with us. We do not maintain key-man life insurance on any of our employees.

We believe that we will need to recruit additional management and technical personnel. There is currently a shortage of, and intense competition for, skilled executives and employees with relevant scientific and technical expertise, and this shortage is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would reduce our ability to successfully commercialize product candidates and our business.

We expect to expand our operations, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in the scope of our operations as our product candidates are commercialized. To manage our anticipated future growth, we must implement and improve our managerial, operational and financial systems, expand facilities and recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert management and business development resources. Any inability to manage growth could delay the execution of our business strategy or disrupt our operations.

Our competitors may develop and market drugs that are less expensive, safer, or more effective, which may diminish or eliminate the commercial success of any of our product candidates.

The biotechnology and pharmaceutical industries are highly competitive and characterized by rapid technological change. Because we anticipate that our research approach will integrate many technologies, it may be difficult for us to stay abreast of the rapid changes in technology. If we fail to stay at the forefront of technological change, we will be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of different approaches by one or more of our current or future competitors.

We will compete with Pfizer and Endo in the treatment of neuropathic pain; Purdue Pharmaceuticals, Johnson & Johnson and Endo in the treatment of post-operative pain; and Johnson & Johnson and others in the treatment of back pain. There are also many companies, both publicly and privately held, including well-known pharmaceutical companies and academic and other research institutions, engaged in developing pharmaceutical products for the treatment of life-threatening cancers and liver diseases.

Our competitors may:

•	develop and market product candidates that are less expensive and more effective than our future product candidates;

•	adapt more quickly to new technologies and scientific advances;

•	commercialize competing product candidates before we or our partners can launch any product candidates developed from our product candidates;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic alliances; and

•	take advantage of acquisition or other opportunities more readily than we can.

We will compete for market share against fully-integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new product candidates that will compete with our product candidates, as these competitors may operate larger research and development programs or have substantially greater financial resources than us. Our competitors may also have significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

These and other competitive factors may negatively impact our financial performance.

EpiCept GmbH, our German subsidiary, is subject to various risks associated with its international operations.

Our subsidiary, EpiCept GmbH, operates in Germany, and we face a number of risks associated with its operations, including:

•	difficulties and costs associated in complying with German laws and regulations;

•	changes in the German regulatory environment;

•	increased costs associated with operating in Germany;

•	increased costs and complexities associated with financial reporting; and

•	difficulties in maintaining international operations.

Expenses incurred by our German operations are typically denominated in euros. In addition, EpiCept GmbH has incurred indebtedness that is denominated in euros and requires that interest be paid in euros. As a result, our costs of maintaining and operating our German subsidiary, and the interest payments and costs of repaying its indebtedness, increase if the value of the U.S. dollar relative to the euro declines.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property, our competitors could develop and market products with features similar to our products and demand for our products may decline.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our technologies and product candidates as well as successfully defending these patents and trade secrets against third party challenges. We will only be able to protect our intellectual property from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. In addition, changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of the combined organization’s intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of its pending patent applications and issued patents, and we could lose our patent rights as a result;

•	we might not have been the first to file patent applications for these inventions or our patent applications may not have been timely filed, and we could lose our patent rights as a result;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not provide a basis for commercially viable drugs or therapies, may not provide us with any protection from unauthorized use of our intellectual property by third parties, and may not provide us with any competitive advantages;

•	our patent applications or patents may be subject to interference, opposition or similar administrative proceedings;

•	the organization may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

Moreover, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be afforded by our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in U.S. or foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the U.S. Patent and Trademark Office, or USPTO. It is possible that a third party could attempt to challenge the validity or enforceability of EpiCept’s two issued patents related to LidoPAIN SP based upon a short videotape prepared by the inventor more than one year prior to the filing of the initial patent application related to LidoPAIN SP. It is possible that a third party could attempt to challenge the validity and enforceability of these patents based on the videotape and/or its nondisclosure to the USPTO.

The defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States are costly, time consuming to pursue and result in diversion of resources. The outcome of these proceedings is uncertain and could significantly harm our business.

We will also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We will use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific partners and other advisors may unintentionally or willfully disclose its confidential information to competitors. Enforcing a claim that a third party improperly obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

If we are not able to defend the patent protection position of our technologies and product candidates, then we will not be able to exclude competitors from marketing product candidates that directly compete with our product candidates, and we may not generate enough revenue from our product candidates to justify the cost of their development and to achieve or maintain profitability.

If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming, and an unfavorable outcome could increase our costs or have a negative impact on our business.

Our ability to commercialize our products depends on our ability to sell our products without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending applications, which are owned by third parties, exist with respect to the therapeutics utilized in our product candidates and topical delivery mechanisms. Because we are utilizing existing therapeutics, we will continue to need to ensure that we can utilize these therapeutics without infringing existing patent rights. Accordingly, we have reviewed related patents known to us and, in some instances, licensed related patented technologies. In addition, because patent applications can take several years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that the combined organization’s product candidates may infringe. There could also be existing patents of which we are not aware that our product candidates may inadvertently infringe.

Although we are not aware that any of our product candidates infringe the intellectual property of others, they cannot assure you that this is the case. There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, we could face a number of issues that could increase its costs or have a negative impact on its business, including:

•	infringement and other intellectual property claims which, with or without merit, can be costly and time consuming to litigate and can delay the regulatory approval process and divert management’s attention from our core business strategy;

•	substantial damages for past infringement, which we may have to pay if a court determines that our products infringes a competitor’s patent;

•	an injunction prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which the holder is not required to do; and

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents.

We may be subject to damages resulting from claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including competitors or potential competitors. No claims against us are currently pending, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Relating to our Common Stock

We expect that our stock price will fluctuate significantly due to external factors.

Our common stock currently trades on the Nasdaq Global Market (after January 30, 2007 it will trade on the Nasdaq Capital Market) and on the OM Stockholm Exchange. Prior to January 4, 2006, our common stock did not trade on an exchange. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices of the common stock and our ability to raise equity capital in the future.

The volatility of biopharmaceutical stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our common stock include:

•	results from and any delays in our clinical trial programs;

•	announcements concerning our collaborations with Endo Pharmaceuticals Inc. and Myriad Genetics, Inc. or future strategic alliances;

•	delays in the development and commercialization of our product candidates due to inadequate allocation of resources by our strategic collaborators or otherwise;

•	market conditions in the broader stock market in general, or in the pharmaceutical and biotechnology sectors in particular;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	developments or disputes concerning our intellectual property or proprietary rights;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	additions or departures of key personnel;

•	FDA or international regulatory actions affecting us or our industry;

•	issues in manufacturing our product candidates;

•	market acceptance of our product candidates;

•	third party healthcare reimbursement policies; and

•	litigation or public concern about the safety of our product candidates.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise reduce the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

If the ownership of our common stock continues to be highly concentrated, it may prevent stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Our executive officers, directors and their affiliates beneficially own or control approximately 18.23% of the outstanding shares of our common stock as of January 8, 2007. Accordingly, these executive officers, directors and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may cause the trading price of our common stock to decline due to investor perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or reports about the combined organization’s business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Future sales of common stock by our existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our then existing stockholders in the market after the completion of the merger, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove our management. These provisions include:

•	a classified board of directors;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the board of directors or a committee duly designated by the board of directors whose powers and authorities include the power to call such special meetings;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of us.

As a result of these provisions in our charter documents and Delaware law, the price investors may be willing to pay in the future for shares of our common stock may be limited.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on any of our classes of capital stock to date, and we intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of existing or any future debt may preclude us from paying these dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Existing stockholders may experience some dilution.

The current trading price of our common stock is within a range between $1.37 and $12.00 for the period of January 4, 2006 to January 8, 2007. The warrants held by Hercules, one of the selling stockholders, are exercisable for an aggregate of approximately 0.9 million shares of our common stock and are exercisable until August 29, 2011, at an exercise price of $1.46, subject to adjustment. Exercise of these warrants may cause dilution in the interests of other stockholders as a result of the additional common stock that would be issued upon exercise. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock. Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants.

Moreover, we will need to raise additional funds in the future to finance new developments or expand existing operations. If we raise additional funds through the issuance of new equity or equity-linked securities, other than on a pro rata basis to our existing stockholders, the percentage ownership of the existing stockholders may be reduced. Existing stockholders may experience subsequent dilution and/or such newly issued securities may have rights, preferences and privileges senior to those of existing stockholders.

The requirements of being a public company may strain our resources and distract management.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the listing requirements of the Nasdaq National Market and the OM Stockholm Exchange. The obligations of being a public company require significant additional expenditures and place additional demands on our management as we comply with the reporting requirements of a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

FORWARD-LOOKING STATEMENTS

This prospectus together with the information incorporated by reference herein, including the sections entitled “Summary,” “Risk Factors” and “Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of drug candidates we pursue;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	the establishment of sales, marketing and/or manufacturing capabilities;

•	our ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies, products and other business opportunities that require financial commitments; and

•	our revenues, if any, from successful development and commercialization of our drug candidates.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the selling stockholders in our August 2006 private placement and under a previous registration rights agreement. We will not receive any proceeds from the resale of our common stock under this offering. We have, however, received gross proceeds of approximately $10.0 million from the entering into of the senior term loan and the issuance of the warrants in the private placement. Net proceeds were approximately $9.2 million after deducting all fees and expenses of the August 2006 private placement, which were approximately $0.8 million.

We may receive proceeds from the issuance of shares of common stock upon exercise of warrants if any of the warrants are exercised for cash. We estimate that we may receive up to an additional $1.3 million. We intend to use any proceeds that we may receive from the issuance of shares of our common stock upon exercise of warrants to meet our working capital needs and for general corporate purposes.

If the warrants issued in connection with the August 2006 private placement are exercised pursuant to their cashless exercise provision, we will not receive any additional proceeds from such exercise.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2006.

You should read this table in conjunction with the sections incorporated by reference into this prospectus entitled “Selected Historical Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our condensed consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

As of December 31,
2006
(000s)

Cash and cash equivalents	$14,097

Long-term debt, less current portion	$447

Stockholders’ deficit:
Common stock, $0.0001 par value, authorized 50,000,000 shares, 32,404,895 shares issued and outstanding	3
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding	—
Additional paid-in capital	130,105
Warrants	4,028
Accumulated deficit	(142,156)
Accumulated other comprehensive loss	(1,278)
Treasury stock, 12,500 shares	(75)

Total stockholders’ deficit	(9,373)

Total capitalization	$(8,926)

BUSINESS

We are a specialty pharmaceutical company that focuses on the development of pharmaceutical products for the treatment of pain and cancer. We have a portfolio of nine product candidates in various stages of development: an oncology product candidate submitted for European registration, three pain product candidates that are ready to enter, or have entered, Phase IIb or Phase III clinical trials, three pain product candidates that have completed initial Phase II clinical trials and two oncology compounds, one of which is completing a Phase I clinical trial and the second of which is expected to enter clinical development in the next few months. Our portfolio of pain management and oncology product candidates allows us to be less reliant on the success of any single product candidate.

Our lead oncology product candidate is Ceplene, which is intended as remission maintenance therapy in the treatment of acute myeloid leukemia, or AML specifically for patients who are in their first complete remission (CR 1). Our late stage pain product candidates are: EpiCept NP-1, a prescription topical analgesic cream designed to provide effective long-term relief of peripheral neuropathies; LidoPAIN SP, a sterile prescription analgesic patch designed to provide sustained topical delivery of lidocaine to a post-surgical or post-traumatic sutured wound while also providing a sterile protective covering for the wound; and LidoPAIN BP, a prescription analgesic non-sterile patch designed to provide sustained topical delivery of lidocaine for the treatment of acute or recurrent lower back pain. None of our product candidates has been approved by the U.S. Food and Drug Administration (“FDA”) or any comparable agency in another country and we have yet to generate product revenues from any of our product candidates in development.

Product Portfolio

We have a broad range of topical pain therapies, a cancer product in registration in Europe, and an early stage discovery program for apoptosis inducers designed to address unmet medical needs in oncology. The following chart illustrates the depth of our product pipeline:

The clinical trials for our current portfolio of product candidates have included over 3,100 patients in 23 clinical trials, including over 660 patients in six clinical trials for EpiCept NP-1; over 1,100 patients in five clinical trials for LidoPAIN SP; over 720 patients in five clinical trials for LidoPAIN BP, and over 350 patients in two AML clinical trials for Ceplene.

We are subject to a number of risks associated with companies in the specialty pharmaceutical industry. Principal among these are risks associated with our dependence on collaborative arrangements, risks associated with product development by us or our competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with the FDA and other governmental regulations and approval requirements, as well as the ability to grow our business and the need to obtain adequate financing to fund our product development activities.

Cancer

Cancer develops when cells in a part of the body begin to grow out of control. Although there are many kinds of cancer, they all start because of out-of-control growth of abnormal cells. Normal body cells grow, divide, and die in an orderly fashion. During the early years of a person’s life, normal cells divide more rapidly until the person becomes an adult. After that, cells in most parts of the body divide only to replace worn-out or dying cells and to repair injuries. Because cancer cells continue to grow and divide, they are different from normal cells. Instead of dying, they outlive normal cells and continue to form new abnormal cells. Cancer cells develop because of damage to DNA. This substance is in every cell and directs all activities. Most of the time when DNA becomes damaged the body is able to repair it. In cancer cells, the damaged DNA is not repaired. People can inherit damaged DNA, which accounts for inherited cancers. More often, though, a person’s DNA becomes damaged by exposure to something in the environment, like smoking. Cancer usually forms as a tumor. Some cancers, like leukemia, do not form tumors. Instead, these cancer cells involve the blood and blood-forming organs and circulate through other tissues where they grow. Often, cancer cells travel to other parts of the body where they begin to grow and replace normal tissue. This process is called metastasis. Regardless of where a cancer may spread, however, it is always named for the place it began. For instance, breast cancer that spreads to the liver is still called breast cancer, not liver cancer. Not all tumors are cancerous. Benign (noncancerous) tumors do not spread (metastasize) to other parts of the body and, with very rare exceptions, are not life threatening. Different types of cancer can behave very differently. For example, lung cancer and breast cancer are very different diseases. They grow at different rates and respond to different treatments. That is why people with cancer need treatment that is aimed at their particular kind of cancer. Cancer is the second leading cause of death in the United States. Half of all men and one third of all women in the United States will develop cancer during their lifetimes. Today, millions of people are living with cancer or have had cancer. The risk of developing most types of cancer can be reduced by changes in a person’s lifestyle, for example, by quitting smoking and eating a better diet. The sooner a cancer is found and treatment begins, the better are the chances for living for many years.

Ceplene

Oxidative Stress.  Oxidation is essential to nearly all cells in the body as it is involved with energy production. Nearly all of the oxygen consumed by the body is reduced to water during metabolic processes. However a small fraction, between 2% and 5% of the oxygen, may be converted into so-called reactive oxygen species or ROS. These ROS, also known as free radicals, are extremely unstable molecules that interact quickly and aggressively with other molecules in the body to create abnormal cells. Under normal conditions the body’s natural antioxidant defenses are sufficient to neutralize ROS and prevent such damage. Oxidative stress occurs when the generation of ROS exceeds the body’s ability to neutralize and eliminate them.

ROS do have beneficial roles, one of which is fighting foreign infections in the body to inactivate bacteria and viruses. This is carried out primarily by some specialized cells in the blood (e.g., monocytes and macrophages). However, these same cells can create an undesired environment in tumors where the ROS can kill beneficial tumor fighting cells (e.g., Natural Killer cells and T cells). It is this type of oxidative stress that Ceplene has shown to stop. Ceplene decreases the production of ROS by these specialized infection fighting cells, thereby continuing the survival and effectiveness of tumor fighting cells.

Mechanism of Action.  Ceplene, based on the naturally occurring molecule histamine, prevents the production and release of oxygen free radicals, thereby reducing oxidative stress. Research suggests that treatment with Ceplene has the potential to protect critical cells and tissues, and prevent or reverse the cellular damage induced by oxidative stress. This body of research has demonstrated that the primary elements of Ceplene’s proposed mechanism of action are as follows:

Two kinds of immune cells, Natural Killer, or NK, cells and cytotoxic T cells, possess an ability to kill and support the killing of cancer cells and virally infected cells. Natural Killer/T cells, or NK/T cells, a form of NK cells that are commonly found in the liver, also have anti-cancer and anti-viral properties. Much of the current practice of immunotherapy is based on treatment with cytokines such as interferon, or IFN, and IL-2, proteins that stimulate NK, T and NK/T cells.

Research has shown that phagocytic cells (including monocytes, macrophages and neutrophils), a type of white blood cell typically present in large quantities in virally infected liver tissue and in sites of malignant cell growth, release reactive oxygen free radicals and have been shown to inhibit the cell-killing activity of human NK cells and T cells. In preclinical studies, human NK, T, and liver-type NK/T cells have been shown to be sensitive to oxygen free radical-induced apoptosis when these immune cells were exposed to phagocytes. The release of free radicals by phagocytes results in apoptosis, or programmed cell death, of NK, T and NK/T cells, thereby destroying their cytotoxic capability and rendering the immune response against the tumor or virus largely ineffective.

Histamine, a natural molecule present in the body, and other molecules in the class known as histamine type-2, or H2, receptor agonists, bind to the H2 receptor on the phagocytes, temporarily preventing the production and release of oxygen free radicals. By preventing the production and release of oxygen free radicals, histamine based therapeutics may protect NK, T, and liver-type NK/T cells. This protection may allow immune-stimulating agents, such as IL-2 and IFN-alpha, to activate NK cells, T cells and NK/T cells more effectively, thus enhancing the killing of tumor cells or virally infected cells.

Potential Benefits of Histamine Based Therapy.  The results from our clinical development program and other research suggest that histamine based therapeutics, such as Ceplene, may be integral in the growing trend toward combination therapy for certain cancers and may offer a number of important clinical and commercial advantages relative to current therapies or approaches, including:

•	Extending leukemia free survival in AML. Our Phase 3 acute myeloid leukemia trial, or M0201 trial, of Ceplene has provided potential evidence of improved therapeutic benefit over the standard of care.

•	Outpatient administration. In clinical trials conducted to date, Ceplene has been self-administered at home by most patients, in contrast to the in-hospital administration required for many other therapies.

•	Cost effectiveness. The delivery of combination therapy with Ceplene on an outpatient basis may eliminate the costs associated with in-hospital patient care. These factors, combined with the potential improvements in efficacy, may contribute favorably to the assessment of benefit versus cost for this therapy.

Regulatory Status.  On October 6, 2006, we submitted a Market Authorization Application (MAA) to the European Medicines Agency for the Evaluation of Medicinal Products (EMEA) for Ceplenetm (histamine dihydrochloride), our lead oncology product candidate, administered in conjunction with interleukin-2 (IL-2), for the maintenance of first remission in patients with Acute Myeloid Leukemia (AML). On November 1, 2006, we announced the successful validation of the MAA for Ceplene by the EMEA.

The pivotal efficacy and safety data for this MAA submission is from a Phase III clinical trial for Ceplene in conjunction with interleukin-2. This study met its primary endpoint of preventing relapse as shown by increased leukemia-free survival for AML patients in remission. The study was conducted in eleven countries and included 320 randomized patients. The data demonstrated that patients with AML in complete remission that received 18 months of treatment with Ceplene plus low dose interleukin-2 experienced a significantly improved leukemia-free survival compared to the current standard of care, which is no treatment after successful induction of remission. The improvement in leukemia-free survival achieved by Ceplene/IL-2 was highly statistically significant (p=0.0096, analyzed according to Intent-to-Treat).

Even more striking was the benefit observed in patients in their first remission (CR1). In this subgroup, the patients had a 55% improvement in leukemia free survival. This represented an absolute improvement of more than 22 weeks in terms of delayed progression of the disease. This benefit was also highly statistically significant, (p=0.0113) and is the intended patient population (CR1) under consideration for this application. [The results of this trial were published in Blood, a leading scientific journal in hematology, (Blood; The Journal of the American Society of Hematology, volume 108, number 1, July 1, 2006)]. There is a distinctive need for new treatment options to improve long-term leukemia free survival among AML patients. The majority of AML patients in complete remission will experience a relapse of leukemia with a progressively poor prognosis. These study results indicate that Ceplene, combined with low dose interleukin-2, significantly improves long-term leukemia-free survival among these patients.

Successful validation of the Marketing Authorization Application (MAA) for Ceplenetm (histamine dihydrochloride) by the European Medicines Agency for the Evaluation of Medicinal Products (EMEA) occurred on October 25, 2006. This positive outcome of validation signifies that the EU centralized evaluation procedure for this MAA will start at the published date of October 25, 2006. Validation of the application means that the EMEA has reviewed the application for completeness, selected the reviewers for the application and set a timetable for the review of the product candidate.

The MAA submission for Ceplene will be reviewed under the EU centralized procedure, and if approved, would provide a marketing authorization valid in all EU member states, together with Iceland, Liechtenstein and Norway. The European Commission has previously granted orphan drug status to Ceplene for use in the treatment of AML.

Estimated Incidence for AML in Europe.  AML is the most common form of acute leukemia in adults. Prospects for long-term survival are poor for the majority of AML patients. There are approximately 12,000 new cases of AML and 9,000 deaths caused by this cancer each year in the United States. There are approximately 47,000 AML patients in the EU, with 14,000 new cases occurring each year. Once diagnosed with AML, patients are typically treated with chemotherapy, and the majority of those patients reach complete remission. Approximately, 75-80% of patients who achieve their first complete remission will relapse, and the median time in remission before relapse with current treatments is only 12 months. The prospects for these relapsed patients is poor, and less than 5% survive long term. There are currently no effective remission therapies for AML patients. The objective of the Ceplene/IL-2 combination is to treat AML patients in remission to prevent relapse and prolong leukemia-free survival while maintaining a good quality of life for patients during treatment. The FDA and the EMEA have granted orphan drug status to Ceplene for the treatment of AML.

Phase III Clinical Trial.  In September 2000, we completed enrollment of the MP-MA-0201 Phase 3 AML clinical trial, or M0201 trial. This was an international, multi-center, randomized, open-label, Phase 3 trial that commenced in November 1997. The trial was designed to evaluate whether Ceplene in conjunction with low dose interleukin-2, or IL-2, given as a remission therapy can prolong leukemia-free survival time and prevent relapse in AML patients in first or subsequent remission compared to the current standard of care, which is no therapy during remission. Accordingly, Ceplene is intended to complement rather than supplant chemotherapy.

Prior to enrollment for remission therapy, patients were treated with induction and consolidation therapy according to institutional practices. Upon enrollment patients were randomized to one of two treatment groups, either the Ceplene plus IL-2 group or the control group (standard of care, no treatment). Randomization was stratified by country and complete remission status. Complete remission status was divided into two groups; those in their first complete remission, or CR1, and those in their second or later complete remission, or CR>1. Altogether 320 patients were entered into this study; 160 were randomized to active treatment and 160 were randomized to standard of care (no treatment).

Patients on the active treatment arm received Ceplene plus IL-2 during ten 3-week treatment periods. After each of the first 3 treatment periods, there was a 3-week rest period, whereas each of the remaining cycles was followed by a 6-week rest period. Treatment duration was approximately 18 months. IL-2 was administered subcutaneously, or sc, 1 µg/kg body weight twice daily, or BID, during treatment periods. Ceplene was administered sc 0.5 mg BID after IL-2. After the patient became comfortable at self-injection under the investigator’s supervision, both drugs could be administered at home. Patients were followed for relapse and survival until at least 3 years from randomization of the last patient enrolled.

Safety was assessed throughout the study by clinical symptoms, physical examinations, vital signs, and clinical laboratory tests. In addition, patients were monitored for safety for 28 days following removal from treatment for any reason. Additional assessments included bone marrow biopsies as clinically indicated and quality of life.

The two treatment groups appear well balanced regarding baseline characteristics and prognostic factors. With a minimum follow-up of 3 years a stratified log-rank test (stratified by country and first complete remission vs. second or later complete remission) of the Kaplan-Meier, or KM, estimate of leukemia free survival of all randomized patients showed a statistically significant advantage for the treatment group (p =0.0096). At three years after randomization, 24% of control patients were alive and free of leukemia, compared with 34% of patients treated with Ceplene plus IL-2, stratified by log-rank.

Phase II Clinical Trial.  A Phase II investigator trial was conducted in Sweden in which 39 AML patients in complete remission were treated with various combinations of Ceplene and low-dose IL-2. The objective of the study was to determine a Ceplene plus IL-2 treatment regimen that would have the least negative impact on normal living for patients in remission, and to determine the feasibility of using that regimen in a larger study of AML patients in complete remission in a long-term, at-home, self-administration clinical trial. Some patients were treated with chemotherapy as well as Ceplene and IL-2 therapy.

Results of the first 29 patients enrolled from this investigator trial were encouraging: of the 18 patients in their first complete remission 67% remained in complete remission (median 23 months follow-up), and of the 11 patients in their second or later complete remission, 36% remained in complete remission (median 32 months follow-up). The trial results also demonstrated that the regimen of Ceplene 0.5 mg and IL-2 1 µg/kg administered subcutaneously at home was safe and well tolerated by most subjects. The results of this study led to the development of protocol M0201.

Novel Cancer Drug Candidates

Small-Molecule Apoptosis Inducers.  All cells have dedicated molecular processes required for cell growth and expansion, but also have programmed pathways specific for inducing cell death. Cancer is a group of diseases characterized by uncontrolled cellular growth (e.g., tumor formation) without any differentiation of those cells. One reason for unchecked growth in cancer cells is the disabling, or absence, of the natural process of programmed cell death called apoptosis. Apoptosis is normally activated to destroy a cell when it outlives its purpose or it is seriously damaged. One of the most promising approaches in the fight against cancer is to selectively induce apoptosis in cancer cells, thereby checking, and perhaps reversing, the improper cell growth. Using chemical genetics and its proprietary high-throughput cell-based screening technology, our researchers can effectively identify new cancer drug candidates and molecular targets with the potential to induce apoptosis selectively in cancer cells.

Chemical genetics is a research approach that investigates the effect of small molecules on the cellular activity of a protein, enabling researchers to determine protein function. By combining chemical genetics with its proprietary live cell high-throughput caspase screening technology, our researchers can specifically investigate the cellular activity of a small molecule drug candidate and its relationship to apoptosis. Screening for the activity of caspases, a family of protein-degrading enzymes with a central role in cleaving other important proteins necessary for inducing apoptosis, is an effective method for researchers to efficiently discover and rapidly test the effect of small molecules on pathways and molecular targets crucial to apoptosis.

Our screening technology is particularly versatile, since it can adapt its assays for use in a wide variety of primary cells or cultured cancer cell lines. This platform technology we call ASAP which is an acronym for apoptosis screening and anti-cancer platform. The technology can monitor activation of caspases inside living cells and is versatile enough to measure caspase activity across multiple cell types including cancer cells, primary immune cells, cell lines from different organ systems or genetically engineered cells. This allows us to find potential drug candidates that are selective for specific cancer types, permitting the ability to focus on identifying potential cancer-specific drugs that will have increased therapeutic benefit and reduced toxicity or for immunosuppressive agents selective for activated B/T cells. Our high-throughput screening capabilities allow us to screen approximately 30,000 compounds per day. To date, this program has identified more than 40 in vitro lead compounds with potentially novel mechanisms that induce apoptosis in cancer cells. Four lead oncology candidates, which vary from pre-clinical to Phase I/II clinical programs, are being developed independently or through strategic collaborations. The assays underlying the screening technology are protected by multiple United States and international patents and patent applications.

EPC2407.  In November 2004, two publications appeared in Molecular Cancer Therapeutics, a journal of the American Association of Cancer Research ( “Discovery and mechanism of action of a novel series of apoptosis inducers with potential vascular targeting activity”, Kasibhatla, S., Gourdeau, H., Meerovitch, K., Drewe, J., Reddy, S., Qiu, L., Zhang, H., Bergeron, F., Bouffard, D., Yang, Q., Herich, J., Lamothe, S., Cai, S. X., Tseng, B., Mol.

Cancer Ther. 2004 vol. 3 pp. 1365-1374; and “Antivascular and antitumor evaluation of 2-amino-4-(3-bromo-4, 5-dimethoxy-phenyl)-3-cyano-4H-chromenes, a novel series of anticancer agents”, Henriette Gourdeau, Lorraine Leblond, Bettina Hamelin, Clemence Desputeau, Kelly Dong, Irenej Kianicka, Dominique Custeau, Chantal Boudreau, Lilianne Geerts, Sui-Xiong Cai, John Drewe, Denis Labrecque, Shailaja Kasibhatla, and Ben Tseng, Mol. Cancer Ther. 2004 vol. 3 pp. 1375-1384) describing EPC2407 anticancer drug candidate as part of a novel class of microtubule inhibitors were published. The manuscripts characterize EPC2407 as a potent caspase activator demonstrating vascular targeting activity and potent antitumor activity in pre-clinical in vitro and in vivo studies. EPC2407 appeared highly effective in mouse tumor models, producing tumor necrosis at doses that correspond to only 25% of the maximum tolerated dose. Moreover, in combination treatment, EPC2407 significantly enhanced the antitumor activity of cisplatin, resulting in tumor-free animals. EPC2407 commenced a Phase 1 clinical trial in December 2006.

Azixatm (MPC6827).  Azixa is a compound discovered from the ASAP drug discovery platform at EpiCept and licensed to Myriad Genetics for clinical development. The antitumor activity of Azixa demonstrated a broad range of activities against many tumor types in various animal models as well as activity against different types of multi-drug resistant cell lines. The Phase 1 clinical testing is being conducted by Myriad, on patients with solid tumors with a particular focus on brain cancers or brain metastases due to its pharmacologic properties in pre-clinical animal studies that indicated higher drug levels in the brain than in the blood. Myriad reported in the third quarter of 2006 that a maximum tolerated dose (MTD) had been reached for Azixa and that they had seen evidence of tumor regression at doses less than the MTD in some patients. Based on these Phase I results, Azixa is expected to enter Phase 2 clinical studies in the first quarter of 2007.

Pain and Pain Management

Pain occurs as a result of surgery, trauma or disease. It is generally provoked by a harmful stimulus to a pain receptor in the skin or muscle. Pain can range in severity (mild, moderate or severe) and duration (acute or chronic). Acute pain, such as pain resulting from an injury or surgery, is of short duration, generally less than a month, but may last up to three months. Chronic pain is more persistent, extending long after an injury has healed, and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced osteoarthritis. If treated inadequately, unrelieved acute and chronic pain can slow recovery and healing and adversely affect a person’s quality of life.

According to Wolters Kluwer Health data, the total U.S. market for prescription pain management pharmaceuticals equaled $18.7 billion in 2005. The represents an approximate 6% compound annual growth rate since 2001. In 2005, analgesics were the fourth most prescribed medication in the United States with over 246 million prescriptions written EpiCept believes that growth in this market has been primarily attributable to:

•	increased physician recognition of the need for effective pain management;

•	patient demand for more effective pain treatments;

•	an aging population, with an increased prevalence of chronic pain conditions, such as cancer, arthritis, neuropathies and lower back pain;

•	increased number of surgeries;

•	introduction of new and reformulated branded products; and

•	increased active and healthy lifestyles, resulting in additional sports and fitness related injuries. Analgesics typically fall into one of three categories:

•	opioid analgesics or narcotics, such as morphine, codeine, oxycodone (OxyContin®) and tramadol (Ultram®);

•	non-narcotic analgesics, primarily non-steroidal anti-inflammatory drugs (NSAIDs), including prostaglandin inhibitors (such as aspirin, acetaminophen and ibuprofen) and inhibitors of the enzyme cycloxygenase-2 (COX-2), so-called COX-2 inhibitors (such as Celebrex); and

•	adjuvant therapeutics, such as anesthetics (lidocaine), antidepressants (amitriptyline), anticonvulsives and corticosteriods.

Limitations of Current Therapies

Until recently, analgesics primarily have been delivered systemically and absorbed into the bloodstream where they can then alleviate the pain. Systemic delivery is achieved either orally, via injection or through a transdermal patch. Systemic delivery of analgesics can have significant adverse side effects because the concentration of analgesics in the bloodstream can impact other organs and systems throughout the body.

Adverse side effects of systemically-delivered analgesics are well documented. Systemically-delivered opioid analgesics can cause respiratory distress, nausea, vomiting, dizziness, sedation, constipation, urinary retention and severe itching. In addition, chronic use of opioid analgesics can lead to the need for increased dosing and potential addiction. Concerns about addiction and abuse often influence physicians to prescribe less than adequate doses of opioids or to prescribe opioids less frequently. Systemically-delivered NSAIDs and adjuvant therapeutics can also have significant adverse side effects, including kidney failure, liver dysfunction, gastric ulcers and nausea. In the United States, there are approximately 16,500 NSAID-related deaths each year, and over 103,000 patients are hospitalized annually due to NSAID complications. These adverse side effects may lead doctors to prescribe analgesics less often and at lower doses than may be necessary to alleviate pain. Further, patients may take lower doses for shorter periods of time and opt to suffer with the pain rather than risk the adverse side effects. Systemic delivery of these drugs may also result in significant interactions with other drugs, which is of particular concern when treating elderly patients who typically take multiple pharmaceutical therapies.

Recent Scientific Developments

Almost every disease and every trauma is associated with pain. Injury or inflammation stimulates the pain receptors, causing electrical pain signals to be transmitted from the pain receptors through nerve fibers into the spinal cord and eventually to the brain. Pain receptors include central pain receptors, such as those found in the brain and spinal cord, and peripheral nerve receptors, also called “nociceptors,” such as those located directly beneath the skin and in joints, eyes and visceral organs. Within the spinal cord, the electrical pain signals are received by a second set of nerve fibers that continue the transmission of the signal up the spinal cord and through the central nervous system into the brain. Within the brain, additional nerve fibers transmit the electrical signals to the “pain center” of the brain. The brain decodes the messages being sent to the central nervous system from the peripheral nervous system, and the signals are perceived as “pain” and pain is “felt.” These messages can be disrupted with pharmaceutical intervention either at the source of the pain, such as the pain receptor, or at the point of receipt of the pain message, in the brain. Topical delivery of analgesics blocks the transmission of pain at the source of the pain message, whereas systemic delivery of analgesics primarily blocks the perception of pain within the brain.

Not until recently has the contribution of peripheral nerve receptors to the perception of pain been well understood. Recent studies have indicated that peripheral nerve receptors can play an important role in both the sensory perception of pain and the transmission of pain impulses. Specifically, certain types of acute and chronic pain depend to some degree on the activation of peripheral pain receptors located beneath the skin’s surface. The topical administration of well-known analgesics can localize drug concentrations at the point where the pain signals originate, resulting in dramatically lower systemic blood levels. We believe this results in a new treatment strategy that provides significant pain relief, with fewer adverse side effects, fewer drug to drug interactions and lower potential for abuse.

Our Solution

We are targeting peripheral nerve receptors using topical analgesics as a novel mechanism to effectively treat both acute and chronic pain, without the liabilities of traditional systemically-delivered analgesics. We are developing innovative topically-delivered analgesics using a combination of internally-developed and in-licensed proprietary technologies and know-how to address the unmet medical needs and adverse side effects associated with systemically-delivered analgesics. Our topical delivery technologies and formulations are designed to deliver FDA-approved analgesics safely, effectively and conveniently to the appropriate peripheral nerves while limiting the amount of drug that enters the bloodstream. We utilize patch, cream and spray gel matrix delivery methods to topically deliver the active ingredients to the pain site. In some instances, we combine existing FDA-approved analgesics to create a new product having a therapeutic profile superior to either one of the standalone analgesics.

Peripheral Neuropathy

Peripheral neuropathy is a medical condition caused by damage to the nerves in the peripheral nervous system. The peripheral nervous system includes nerves that run from the brain and spinal cord to the rest of the body. According to Datamonitor’s study “Stakeholder Insight: Neuropathic Pain,” published in February 2004, peripheral neuropathy affects over 15 million people in the United States and is associated with conditions that injure peripheral nerves, including herpes zoster, or shingles, diabetes, HIV and AIDS and other diseases. It can also be caused by trauma or may result from surgical procedures. Peripheral neuropathy is usually first felt as tingling and numbness in the hands and feet. Symptoms can be experienced in many ways, including burning, shooting pain, throbbing or aching. Peripheral neuropathy can cause intense chronic pain that, in many instances, is debilitating.

Post-herpetic neuralgia or PHN is one type of peripheral neuropathic pain associated with herpes zoster, or shingles that exists after the rash has healed. According to Datamonitor, PHN affects over 100,000 people in the United States each year. PHN causes pain on and around the area of skin that was affected by the shingles rash. Most people with PHN describe their pain as “mild” or “moderate.” However, the pain can be severe in some cases. PHN pain is usually a constant, burning or gnawing pain but can be an intermittent sharp or stabbing pain. Current treatments for PHN have limited effectiveness, particularly in severe cases and can cause significant adverse side effects. The initial indication for our EpiCept NP-1 product candidate is for the treatment of peripheral neuropathy in PHN patients.

There are currently three FDA-approved treatments for post-herpetic neuralgia: Neurontin® (gabapentin), Lidoderm® (lidocaine patch 5%) and Lyrica® (pregabalin). Neurontin generated sales of approximately $159 million in the United States in 2005, down from $2.2 billion in 2004 due to the introduction of generic gabapentin. Some patients also receive Tegretol (carbamazepine) to manage the symptoms of peripheral neuropathy. However, these drugs only work in some patients, and Neurontin may have significant side adverse effects, such as drowsiness. Often the use of these medications is combined with topical analgesics such as the Lidoderm patch and over-the-counter topical analgesic creams that provide minimal relief with a short duration of action. Lidoderm generated sales of $419 million in the United States in 2005, much of which we believe was attributable to patients with PHN. Lyrica was approved for the treatment of neuralgia in December 2004 and achieved worldwide sales of $291 million in 2005. For diabetic peripheral neuropathic pain, there are currently two FDA-approved therapies: Lyrica® and Cymbalta®, with the latter achieving worldwide sales of $698 million in 2005. For chemotherapy-induced neuropathy, there are no currently no drugs available to treat this condition.

The sales of the aforementioned drugs also include prescriptions for indications other than neuropathic pain. According to Datamonitor’s study “Commercial Insight: Neuropathic Pain,” published in July 2006, the percentage of global 2005 sales attributed to neuropathic pain for each drug is as follows: Neurontin® (42.5%), Tegretol® (9.0%), Lidoderm® (39.2%), Lyrica® (61.3%) and Cymbalta® (11.2%).

Cancer pain represents a large unmet market. This condition is caused by the cancer tumor itself as well as the side effects of cancer treatments, such as chemotherapy and radiotherapy. According to Business Insight’s study, “Pain Market Outlook for 2011”, published in June 2006, over 5 million patients in the United States experience cancer-related pain. This pain can be placed in three main areas: visceral, somatic and neuropathic. Visceral pain is caused by tissue damage to organs and may be described as gnawing, cramping, aching or sharp. Somatic pain refers to the skin, muscle or bone and is described as stabbing, aching, throbbing or pressure. Neuropathic pain is caused by injury to, or compression of, the structures of the peripheral and central nervous system. Chemotherapeutic agents, including vinca alkaloids, cisplatin and paclitaxel, are associated with peripheral neuropathies. Neuropathic pain is often described as sharp, tingling, burning or shooting.

Painful diabetic peripheral neuropathy or DPN is common in patients with long-standing Type 1(juvenile) and Type 2(adult onset) diabetes mellitus. An estimated 18.2 million people have diabetes mellitus in the United States. The prevalence of neuropathy approaches 50% in those with diabetes mellitus for greater than 25 years. Specifically, the lifetime incidence of DPN is 11.6% and 32.1% for type 1 and 2 diabetes, respectively. Common symptoms of DPN are sharp, stabbing, burning pain,or allodynia (pain to light touch) with numbness and tingling of the feet and sometimes the hands.

Various agents have been evaluated in randomized controlled clinical trials and are currently used in the treatment of DPN. These include tricyclic antidepressants or TCA’s such as amitriptyline, anticonvulsants such as gabapentin, serotin and norepinephrine uptake inhibitors (e.g., duloxetine), and opioids (e.g.,oxycodone). Unfortunately, the use of these agents is often limited by the extent of the pain relief provided and the occurrence of significant central nervous system side effects (CNS) such as dizziness, somnolence, and confusion. Because of its limited system absorption into the blood, EpiCept NP-1 topical cream (amitriptyline 4%/ketamine 2%)potentially fulfills the need for safe, better tolerated, effective agent for painful DPN.

EpiCept NP-1.  EpiCept NP-1 is a prescription topical analgesic cream containing a patented formulation, the contents of which include two FDA-approved drugs, amitriptyline (a widely-used antidepressant) and ketamine (an NMDA antagonist that is used as an intravenous anesthetic). EpiCept NP-1 is designed to provide effective, long-term relief from the pain caused by peripheral neuropathies. We believe that EpiCept NP-1 can be used in conjunction with orally delivered analgesics, such as Neurontin. The cream contains a 4% concentration of amitriptyline and a 2% concentration of ketamine. Since each of these ingredients has been shown to have significant analgesic effects and because NMDA antagonists, such as ketamine, have demonstrated the ability to enhance the analgesic effects of amitriptyline, we believe the combination is a good candidate for the development of a new class of analgesics.

EpiCept NP-1 is a white vanishing cream that is applied twice daily and is quickly absorbed into the applied area. We believe the topical delivery of its patented combination represents a fundamentally new approach for the treatment of pain associated with peripheral neuropathy. In addition, we believe that the topical delivery of its product candidate will significantly reduce the risk of adverse side effects and drug to drug interactions associated with the systemic delivery of the active ingredients. The results of our clinical trials to date have demonstrated the safety of the cream for use for up to one year and a potent analgesic effect in subjects with both post-herpetic neuralgia and other types of peripheral neuropathy, such as those with diabetic, traumatic and surgical causes.

We believe EpiCept NP-1, if approved, would offer the following favorable attributes:

•	analgesic effect comparable to levels provided when using systemically-delivered analgesics;

•	additive therapy to systemically-delivered analgesics, such as Neurontin;

•	minimal adverse side effects, including reduced drowsiness;

•	ease of application and suitability for self-administration;

•	low potential for abuse;

•	good patient compliance;

•	no drug to drug interactions; and,

•	potential to treat a broad range of peripheral neuropathic conditions.

Clinical Development.  We have completed two Phase II clinical trials, one initiated in Canada in October 2001 and one initiated in the United States in February 2002.

Placebo-controlled Factorial Trial.  This four center Canadian Phase II clinical trial in Ontario and Nova Scotia (Dalhousie University) was a placebo-controlled factorial trial, i.e., a trial that evaluates the individual components of a drug product that contains more than one active ingredient as compared to the effects of the combination, designed to demonstrate that the use of the combination of amitriptyline and ketamine was more effective than either drug alone. A factorial trial is a clinical trial in which the active ingredients in combination are compared with each drug used alone and by a placebo control. The trial included 92 subjects with a history of diabetic, post surgical or traumatic neuropathy or PHN. The trial tested a low-dose formulation of EpiCept NP-1, consisting of a 2% concentration of amitriptyline and a 1% concentration of ketamine, applied three times daily for three weeks. Subjects were allowed to continue their current pain medications (other than Lidoderm) as long as they did not alter their dosage level or frequency. Subjects who entered the trial had to have a score of at least 4 on the 11-point numerical pain scale. We completed the analysis of data from this clinical trial in February 2004.

We assessed several end points in this clinical trial, including mean daily pain severity as measured on the 11-point numerical pain scale, pain relief, a responder analysis and changes in the responses to the McGill Pain Questionnaire. While none of the results was statistically significant, the results of the responder analysis were the most compelling. In the responder analysis, subjects were required to show at least a 30% reduction in their pain as compared to placebo for the duration of the study. The results indicated a desirable rank order of the combination being more effective than either amitriptyline or ketamine alone or placebo. The cream was well-tolerated by a majority of the subjects, and no significant adverse reactions were observed. Based on a review of our Phase II clinical trial results, the FDA concurred in our End of Phase II meeting that we design our Phase III clinical trial as a responder analysis.

Dose-Response Clinical Trial.  In the United States, we conducted a Phase II placebo-controlled dose-response clinical trial in subjects recruited from 21 pain centers to determine an effective clinical dose of EpiCept NP-1. The trial included 251 subjects with post-herpetic neuralgia who had been suffering significant pain for at least three months. We tested two dosage formulations, one containing a 4% concentration of amitriptyline and a 2% concentration of ketamine, which we refer to as “high-dose” and one containing a 2% concentration of amitriptyline and a 1% concentration of ketamine, which we refer to as “low-dose,” as compared to placebo. Subjects were allowed to continue on their current pain medications as long as they did not alter their dosage level or frequency. Subjects who entered the trial had to have a score of at least 4 on the 11-point numerical pain scale. All subjects initially received the high-dose formulation twice daily for seven days. Responders, which were defined in the initial phase of this clinical trial as those experiencing a one point or greater drop on the 11-point numerical pain scale for three or more days, were then randomized into one of three study arms (high-dose, low-dose or placebo). Each study arm applied the applicable formulation of EpiCept NP-1 or placebo twice daily for an additional 14 days. We completed the analysis of the data from this clinical trial in August 2003.

The primary endpoint was the baseline average daily pain score compared to the average daily pain score at day 21, measured on the 11-point numerical pain scale. We measured the score for a 14 day period beginning on the day the subjects were randomized. The clinical trial’s primary objective was to determine if the subjects in either the high-dose or low-dose groups experienced better analgesia as reflected by lower pain intensity scores over the length of the trial. Secondary endpoints included pain relief, sleep quality and patient global satisfaction, all measured on the 11-point numerical scale.

The clinical trial results indicated that the high-dose formulation of EpiCept NP-1 met the primary endpoint for the trial and resulted in a statistically significant reduction in pain intensity and increase in pain relief as compared to placebo. We also observed a dose-related effect, i.e. the subjects receiving the high-dose formulation had more favorable results than the subjects receiving the low-dose formulation. In addition, the subjects receiving the high-dose formulation reported better sleep quality and greater overall satisfaction than subjects receiving placebo. In addition, we observed a greater number of “responders,” which for purposes of the responder analysis conducted during the 14-day period were defined as subjects with a two or more point drop in average daily pain scores on the 11-point numerical pain scale. No significant adverse reactions were observed other than skin irritation and rash, which were equivalent to placebo.

After the completion of the two Phase II trials, we conducted open label trials in which participants in the clinical trials could continue to use the low-dose formulation for a period of up to one year. The low-dose formulation was well-tolerated and detectable blood concentration levels of the active ingredients were insignificant, which is indicative of the safety and potential long term efficacy of the product.

The results of its Phase II clinical trials helped us decide to use the high-dose formulation of EpiCept NP-1 in its Phase III clinical trials.

Current Clinical Initiatives.  We held an End of Phase II meeting with the FDA in April 2004 to discuss the Phase II clinical trial results and the protocols for its planned Phase III clinical trials. In that meeting, the FDA accepted our stability data and manufacturing plans for the combination product, as well as toxicology data on ketamine from studies conducted by others and published literature. The FDA also confirmed that the proposed

New Drug Application, (“NDA”) would qualify for a Section 505(b)(2) submission (for details on this submission process, see “Item 1. Business — Government Regulation — United States — Section 505(b)(2) Drug Applications” below). In addition, the FDA approved our Phase III clinical trial protocol and indicated that a second factorial Phase III clinical trial would be required. The FDA also requested that we conduct an additional pharmacokinetic trial to assess dermal absorption of ketamine and outlined the parameters for long-term safety studies for the high-dose formulation. The pharmacokinetic clinical trial will involve applying the cream twice daily and measuring blood concentration levels of amitriptyline and ketamine over 48 hours.

We will work with the FDA to develop an appropriate toxicology program for amitriptyline and ketamine where existing data is not available. We initiated a supplemental toxicology study in the third quarter of 2004 related to the application of EpiCept NP-1 on the skin. The duration of the study and the number and types of animals to be tested will be determined during further discussions with the FDA.

We are currently preparing Phase II, multi-center, randomized, placebo controlled trial in approximately 200 patients evaluating the analgesic properties and safety of EpiCept NP-1 (ketamine 2% and amitriptyline 4%) cream in patients with chronic lower extremity pain due to diabetic peripheral neuropathy. Proof of concept of the utility of the NP-1 cream in this type of neuropathic pain and detection of efficacy signals are key goals of this trial. This will be accomplished by comparing the differences at baseline (at randomization) to the last days of treatment between NP-1 and placebo creams in the mean daily intensity scores. In addition, this trial will investigate the quality of life and disability modification profiles of the NP-1 cream. This trial is scheduled to start in the first half of 2007.

In the second quarter 2007 EpiCept will begin a Phase III multicenter, randomized, placebo controlled clinical trial in approximately 400 patients evaluating the effects of EpiCept NP-1 topical cream in treating patients suffering from chemotherapeutic peripheral neuropathy, also known as CPN. CPN may affect 50% of women undergoing surgical treatment for breast cancer. A common therapeutic agent for the treatment of advanced breast cancer is paclitaxel, and as many as 80% of the patients with advanced breast cancer experience some signs and symptoms of CPN, such as burning, tingling pain associated sometimes with mild muscular weakness, after high dose paclitaxel administration.

Surgical Pain

According to Datamonitor’s study “Postoperative Pain,” published in April 2004, there are over 53 million surgical procedures conducted annually in the United States. Traditional post-surgical pain treatment usually begins with the application of a local anesthetic at the surgical incision site during the surgery. The pain relief provided by the anesthetic applied during surgery typically wears off within the first two hours. Pain relief is then provided by a combination of oral or injectible narcotic analgesics and NSAIDs, with accompanying adverse side effects and drug to drug interactions.

LidoPAIN SP.  LidoPAIN SP is a sterile prescription analgesic patch designed to provide sustained topical delivery of lidocaine to a post-surgical or post-traumatic sutured wound while also providing a sterile protective covering for the wound. The LidoPAIN SP patch contains a 9.5%concentration of lidocaine and is intended to be applied as a single administration over one to three days. LidoPAIN SP can be targeted for use following both inpatient and ambulatory surgical procedures, including among others: hernia repair, plastic surgery, puncture wounds, biopsy, cardiac catheterization and tumor removal.

Currently, there is no marketed product similar to LidoPAIN SP, and we believe that we would be the first sterile prescription analgesic patch on the market. If approved, we believe LidoPAIN SP would offer the following favorable attributes:

•	safety and ease of use;

•	sterility on a sutured wound;

•	reduced need for systemically-delivered narcotic analgesics and NSAIDs;

•	single administration for one to three days;

•	minimal adverse side effects, including no observed nausea or vomiting;

•	additive therapy to systemically-delivered analgesics;

•	no drug to drug interactions; and

•	no wound healing interference.

Clinical Development.  We completed enrollment for a Phase III pivotal clinical trial in Europe during August 2006. The trial was a randomized, double-blind, placebo controlled trial in which 440 patients undergoing inguinal hernia repaired received one LidoPAIN-SP patich or a placebo patch 48 hours. Trial results indicated that the LidoPAIN-SP patch did not achieve a statistically significant effect relative to the placebo patch with respect to its primary endpoint of self-assessed pain intensity between 4 and 24 hours. In addition, statistical significance was not achieved in the trial’s co-primary endpoint of patient use of “rescue” medication, i.e. systemically-delivered analgesics used to alleviate pain. The initial analyses of the trial data demonstrated that the total amount of pain from 4-24 hours as measured by the area under the curve had a p value of approximately 0.4; and co-primary endpoint rescue medication use also from 4-24 hours had a p value of approximately 0.09. Both treatment groups showed an analgesic effect with greater analgesic response in the active group. The product was well tolerated in both treatment groups.

Current Clinical Initiatives.  We pursued an aggressive program of detailed statistical analyses to determine the impact of the findings in conjunction with other data generated from the trial in order to determine what changes in the Phase III trial design could be made to improve the likelihood of a positive result in a subsequent trial. This trial allowed the subcutaneous infiltration of intra-operative lidocaine by the surgeon just prior to the closure of the skin. Such infiltration was not permitted in our earlier Phase II clinical trial . The post hoc analysis of the data indicated that the patient’s perceived pain intensity score was directly influenced by the subcutaneous lidocaine infiltrated by the surgeon making it more difficult to show an analgesic effect with the LidoPAIN-SP patch. We also determined that the choice of anesthetic technique affected the patients’ pain scores. Patients given general anesthesia showed less of an analgesic response than those given spinal anesthesia. In addition, the endpoint of analgesic rescue reached statistical significance for certain time points during the course of the study. Reduced analgesic consumption is a primary clinical benefit sough for this product.

A second pivotal trial with LidoPAIN-SP patch will be initiated during the first half 2007. From the analyses of this trial’s data a new Phase III pivotal protocol is intended to be conducted in the United States and Europe. This clinical trial in post-operative inguinal hernia repair patients will use the same overall study design and methodology as in previous LidoPAIN-SP patch trials. However, obese (Body Mass Index >30 kg/m2) patients and subcutaneous lidocaine infiltration at skin closure will not be allowed in this upcoming trial.

Back Pain

In the United States, 80% of the U.S. population will experience significant back pain at some point. Back pain ranks second only to headaches as the most frequent pain people experience. It is the leading reason for visits to neurologists and orthopedists and the second most frequent reason for physician visits overall. Both acute and chronic back pain are typically treated with NSAIDs, muscle relaxants or opioid analgesics. All of these drugs can subject the patient to systemic toxicity, significant adverse side effects and drug to drug interactions.

LidoPAIN BP.  LidoPAIN BP is a prescription analgesic non-sterile patch designed to provide sustained topical delivery of lidocaine for the treatment of acute or recurrent lower back pain of moderate severity of less than three months duration. The LidoPAIN BP patch contains 140 mg of lidocaine in a 19.0% concentration, is intended to be applied once daily and can be worn for a continuous 24-hour period. The patch’s adhesive is strong enough to permit a patient to move and conduct normal daily activities but can be removed easily.

If approved, we believe LidoPAIN BP would offer the following favorable attributes:

•	safety and ease of use;

•	reduced need for treatment with NSAIDs, muscle relaxants and narcotic analgesics;

•	once daily administration;

•	minimal adverse side effects; and

•	no drug to drug interactions.

LidoPAIN BP is designed to treat acute or recurrent lower back pain. As part of our strategic alliance with Endo, we licensed to Endo certain of our patents to enable Endo to develop a patch for the treatment of chronic lower back pain. The significant differences between LidoPAIN BP and Endo’s product, Lidoderm, are as follows:

•	LidoPAIN BP is designed for 24-hour use whereas Lidoderm is approved for 12-hour use;

•	LidoPAIN BP is made with a stronger adhesive;

•	LidoPAIN BP contains a higher concentration of lidocaine (19.0% v. 5.0%); and

•	LidoPAIN BP is designed to provide earlier onset of action.

Clinical Development.  In May 2001, we initiated a placebo-controlled dose-response Phase IIa clinical trial in the United States. In this clinical trial, we tested two dosage formulations of LidoPAIN BP (70mg or 140mg Lidocaine) compared to placebo. Each patch was applied once daily for three days to 43 subjects with acute lower back pain of at least moderate intensity. Subjects abstained from other analgesics and other therapeutic regimens.

We completed the analysis of this clinical trial in August 2003. The primary endpoint was pain intensity measured by a 5-point numerical pain scale where 0 indicated no pain and 5 indicated severe pain. Pain measurements were made at various times over the three-day duration of the trial. We assessed a number of secondary endpoints, including pain relief, muscle stiffness and global satisfaction. The trial demonstrated a dose-related statistically significant reduction in back pain intensity and muscle stiffness as well as increase in pain relief from the initiation of the trial.

In January 2002, we initiated a double-blind, placebo-controlled Phase IIb clinical trial in three centers in the United States. In this clinical trial, we tested a LidoPAIN BP patch measuring 150 sq. cm. with a 19.0% concentration of lidocaine. Each patch was applied once daily for three days to 198 subjects with acute lower back pain of at least moderate intensity. Subjects abstained from other analgesics and other therapeutic regimens.

Although the results at two of the three centers in this study did indicate that LidoPAIN BP had a greater analgesic effect as compared to the placebo control, the results at a third center were contradictory. At that center, the trial subjects who received placebo reported an analgesic effect that exceeded the analgesic effect reported by the subjects receiving LidoPAIN BP. After the trial, our consultant concluded that the unusually large placebo effect reported at this center most likely resulted because many of the subjects may have been concerned that a failure to report an analgesic effect would result in a loss of the stipend offered as compensation for participation in the trial. Due to the results reported at this center, this clinical trial did not demonstrate a statistically significant analgesic effect.

Current Clinical Initiatives.  Based on the results from the Phase I and Phase II clinical trials, we are designing a new pivotal Phase III clinical trial in acute musculoskeletal low back pain, which is expected to commence in the second half of 2007. Our new trial will be designed to address the issues raised in previous Phase IIb clinical trial. The trial will be longer and will have more stringent enrollment criteria. Under our strategic alliance with Endo, we remain responsible for the development of LidoPAIN BP, including all clinical trials and regulatory submissions. We are requesting an End of Phase II meeting with the FDA for the first half of 2007 to discuss non-clinical and clinical issues involving the LidoPAIN-BP program.

Our Strategic Alliances

During 2003, the Company entered into two strategic alliances, the first in July 2003 with Adolor Corporation, or Adolor, for the development and commercialization of certain products, including LidoPAIN SP in North America, and the second in December 2003 with Endo Pharmaceuticals, Inc., or Endo, for the worldwide commercialization of LidoPAIN BP. On October 27, 2006, we were informed of the decision by Adolor to discontinue its licensing agreement with the Company for LidoPAIN SP. As a result, we now have the full worldwide development and commercialization rights to the product candidate. We have received a total of $10.5 million in upfront nonrefundable license and milestone fees in connection with these agreements. In connection with the merger with Maxim Pharmaceuticals Inc. (“Maxim”) on January 4, 2006, we acquired a license agreement with Myriad Genetics, Inc. (“Myriad”) under which we licensed our MX90745 series of caspase-inducer anti-cancer compounds to Myriad. Myriad has initiated clinical trials for MPC6827, or Azixatm, for the treatment of brain cancer and other solid tumors. Under the terms of the agreement, Myriad is responsible for the worldwide development and commercialization of any drug candidates from the series of compounds. The agreement requires that Myriad make licensing, research and milestone payments to the EpiCept assuming the successful commercialization of a compound for the treatment of cancer, as well as pay a royalty on product sales. We are eligible to receive an additional $106.5 million in milestone payments under the above mentioned relationships and, upon receipt of appropriate regulatory approvals, we are entitled to royalties based on net sales of products. There is no assurance that any of these additional milestones will be earned or any royalties paid. Our ability to generate additional revenue in the future will depend on our ability to meet development or regulatory milestones under our existing license agreements that trigger additional payments, to enter into new license agreements for other products or territories, and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners.

Endo

In December 2003, we entered into a license agreement with Endo under which we granted Endo (and its affiliates) the exclusive (including as to us and our affiliates) worldwide right to commercialize LidoPAIN BP. We also granted Endo worldwide rights to use certain of our patents for the development of certain other non-sterile, topical lidocaine patches, including Lidoderm, Endo’s non-sterile topical lidocaine-containing patch for the treatment of chronic lower back pain. Upon the execution of the Endo agreement, we received a non-refundable payment of $7.5 million, and we may receive payments of up to $52.5 million upon the achievement of various milestones relating to product development, regulatory approval and commercial success for both our LidoPAIN BP product and Endo’s own back pain product, so long as, in the case of Endo’s product candidate, our patents provide protection thereof. We will also receive royalties from Endo based on the net sales of LidoPAIN BP. These royalties are payable until generic equivalents to the LidoPAIN BP product are available or until expiration of the patents covering LidoPAIN BP, whichever is sooner. We are also eligible to receive milestone payments from Endo of up to approximately $30.0 million upon the achievement of specified regulatory and net sales milestones of Lidoderm, Endo’s chronic lower back pain product candidate, so long as our patents provide protection thereof. The future amount of milestone payments we are eligible to receive under the Endo agreement is $82.5 million. There is no certainty that any of these milestones will be achieved or any royalty earned.

We remain responsible for continuing and completing the development of LidoPAIN BP, including conducting all clinical trials (and supplying the clinical products necessary for those trials) and the preparation and submission of the NDA in order to obtain regulatory approval for LidoPAIN BP. We may subcontract with third parties for the manufacture and supply of LidoPAIN BP. Endo is conducting Phase II clinical trials for its Lidoderm patch and remains responsible for continuing and completing the development, including conducting all clinical trials (and supplying the clinical products necessary for those trials) in connection with that product candidate.

In the event that we have obtained regulatory approval of LidoPAIN BP in a particular country and Endo fails to commercialize LidoPAIN BP in that country within three years from the date on which EpiCept receives final regulatory approval in the United States, then the license granted to Endo relating to the commercialization of LidoPAIN BP in that country terminates, and we will have the right to commercialize or license the product in that country. In that event, we will be required to pay Endo a royalty on the net sales of LidoPAIN BP in any such country.

At our option, within 30 days after our first filing of an NDA (or foreign equivalent) for LidoPAIN BP, we have the right to negotiate a co-promotion arrangement with Endo in any country in which such filing has been made. However, neither we nor Endo is under any obligation to enter into any such arrangement.

The license terminates upon the later of the conclusion of the royalty term, on a country-by-country basis, and the expiration of the last applicable our patent covering licensed Endo product candidates on a country-by-country basis. Either Endo or we may terminate the agreement upon an uncured material breach by the other or, subject to the relevant bankruptcy laws, upon a bankruptcy event of the other.

Myriad

In November 2003, Maxim entered into an agreement with Myriad under which it licensed the MX90745 series of caspase-inducer anti-cancer compounds to Myriad. Under the terms of the agreement, Maxim granted to Myriad a research license to perform Myriad’s obligations during the Research Term (as defined in the agreement) with a non-exclusive, worldwide, royalty-free license, without the right to sublicense the technology. Myriad is responsible for the worldwide development and commercialization of any drug candidates from the series of compounds. Maxim also granted to Myriad a worldwide royalty bearing development and commercialization license with the right to sublicense the technology. The agreement requires that Myriad make licensing, research and milestone payments to Maxim totaling up to $27 million, of which $3 million was paid and recognized as revenue prior to the merger on January 4, 2006, assuming the successful commercialization of the compound for the treatment of cancer, as well as pay a royalty on product sales. In September 2006, Myriad announced positive clinical trial results for Azixa (MPC6827) and expects to initiate a Phase II clinical trial for the drug during the fourth quarter of 2006, which will trigger a milestone payment to us. Following the merger with Maxim, we assumed Maxim’s rights and obligations under this license agreement.

Adolor

In July 2003, we entered into a license agreement with Adolor under which we granted Adolor the exclusive right to commercialize a sterile topical patch containing an analgesic alone or in combination, including without limitation, LidoPAIN SP, throughout North America. Upon the execution of the Adolor agreement, we received a non-refundable payment of $2.5 million, which has been deferred and is being recognized as revenue ratably over the estimated product development period. In September 2005, we received a milestone payment of $0.5 million from Adolor in connection with Adolor’s initiation of a U.S. Phase II trial of LidoPAIN SP. On October 27, 2006, the Company was informed of the decision by Adolor to discontinue its licensing agreement with us for LidoPAIN SP, its sterile prescription analgesic patch designed to provide sustained topical delivery of lidocaine to a post-surgical or post-traumatic sutured wound. As a result, we now have the full worldwide development and commercialization rights to the product candidate.

Manufacturing

We have no in-house manufacturing capabilities. We intend to outsource all of our manufacturing activities for the foreseeable future. We believes that this strategy will enable us to direct operational and financial resources to the development of our product candidates rather than diverting resources to establishing a manufacturing infrastructure.

We have entered into arrangements with qualified third parties for the formulation and manufacture of our clinical supplies. We intend to enter into additional written supply agreements in the future and are currently in negotiations with several potential suppliers. We generally purchase our supplies from current suppliers pursuant to purchase orders. We plan to use a single, separate third party manufacturer for each of its product candidates for which it is responsible for manufacturing. In some cases, the responsibility to manufacture product, or to identify suitable third party manufacturers, may be assumed by our licensees. We cannot assure you that its current manufacturers can successfully increase their production to meet full commercial demand. We believe that there are several manufacturing sources available to it, including its current manufacturers, which can meet our commercial supply requirements on commercially reasonable terms. We will continue to look for and secure the appropriate manufacturing capabilities and capacity to ensure commercial supply at the appropriate time.

Sales and Marketing

We do not currently have internal sales or marketing capabilities. In order to commercially market our product candidates if we obtain regulatory approval, we must either develop an internal sales and marketing infrastructure or collaborate with third parties with sales and marketing expertise. We have retained full rights to commercialize Ceplene, EpiCept NP-1, and LidoPAIN SP worldwide. In addition, we have granted Myriad exclusive worldwide commercialization rights, with rights to sublicense, for MPC 6827 We have also granted Endo exclusive worldwide marketing and commercialization rights for LidoPAIN BP but have also retained the right to negotiate with Endo co-promotion rights for LidoPAIN BP worldwide. We will likely market our products in international markets outside of North America through collaborations with third parties. We intend to make decisions regarding internal sales and marketing of our product candidates on a product-by-product and country-by-country basis.

Intellectual Property

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our technologies and drug candidates as well as successfully defending these patents against third-party challenges. We have various compositions of matter and use patents, which have claims directed to our product candidates or methods of their use. Our patent policy is to retain and secure patents for the technology, inventions and improvements related to our core portfolio of product candidates. We currently own eighty one U.S. and international patents. EpiCept also relies on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position.

The following is a summary of the patent position relating to our four late-stage product candidates:

Ceplene — The intellectual property protection surrounding our histamine technology includes 26 United States patents issued or allowed, with patents issued or pending in the international markets concerning specific therapeutic areas or manufacturing. Claims include the therapeutic administration of histamine or any H2 receptor agonist in the treatment of cancer, infectious diseases and other diseases, either alone or in combination therapies, the novel synthetic method for the production of pharmaceutical-grade histamine dihydrochloride, the mechanism of action including the binding receptor and pathway, and the rate and route of administration.

EpiCept NP-1 — We own a U.S. patent with claims directed to a formulation containing a combination of amitriptyline and ketamine, which can be used as a treatment for the topical relief of pain, including neuropathic pain, that expires in August 2021. We also have a license to additional patents, which expire in September 2015 and May 2018, and which have claims directed to topical uses of tricyclic antidepressants, such as amitriptyline, and NMDA antagonists, such as ketamine, as treatments for relieving pain, including neuropathic pain. Additional foreign patent applications are pending related to EpiCept NP-1 in many major pharmaceutical markets outside the United States.

LidoPAIN SP — We own two U.S. patents that have claims directed to the topical use of a local anesthetic or salt thereof, such as lidocaine, for the prevention or relief of pain from surgically closed wounds, in a hydrogel patch, which expire in October 2019. Additionally, we own a pending U.S. patent application that is directed to a breathable, sterile patch that can be used to treat pain caused by various types of wounds, including surgically closed wounds. We have foreign patent applications pending relating to LidoPAIN SP in many major pharmaceutical markets outside the United States.

LidoPAIN BP — We own a U.S. patent that has claims directed to the use and composition of a patch containing a local anesthetic, such as lidocaine, to topically treat back pain, myofascial pain and muscular tensions, which expires in July 2016. Equivalent foreign patents have been granted in many major European pharmaceutical markets.

We also seek to protect our proprietary information by requiring our employees, consultants, contractors, outside partners and other advisers to execute, as appropriate, nondisclosure and assignment of invention agreements upon commencement of their employment or engagement. We also require confidentiality or material transfer agreements from third parties that receive our confidential data or materials.

We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, partners and other advisors may unintentionally or willfully disclose information to competitors. Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

The pharmaceutical, biotechnology and other life sciences industries are characterized by the existence of a large number of patents and frequent litigation based upon allegations of patent infringement. While our drug candidates are in clinical trials, and prior to commercialization, we believe our current activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States and Section 55.2(1) of the Canadian Patent Act, each of which covers activities related to developing information for submission to the FDA and its counterpart agency in Canada. As our drug candidates progress toward commercialization, the possibility of an infringement claim against us increases. While we attempt to ensure that our drug candidates and the methods we employ to manufacture them do not infringe other parties’ patents and other proprietary rights, competitors or other parties may assert that we infringe on their proprietary rights.

For a discussion of the risks associated with our intellectual property, see Item 1A. “Risk Factors — Risks Relating to Intellectual Property.”

License Agreements

We have in the past licensed and will continue to license patents from collaborating research groups and individual inventors.

Cassel

In October 1999, we acquired from Dr. R. Douglas Cassel certain patent applications relating to technology for the treatment of surgical incision pain. We will pay Dr. Cassel royalties based on the net sales of any of our products for the treatment of pain associated with surgically closed wounds, after deducting the amount of consulting fees we paid him pursuant to an amendment to the license agreement signed in 2003, which has since lapsed. The royalty obligations will terminate upon the expiration of the last to expire acquired patent. As part of the royalty arrangement, we have engaged Dr. Cassel as a consultant, for which he is paid on a per diem basis. Dr. Cassel provides us with general scientific consulting services, particularly with respect to the development and commercialization of LidoPAIN SP. Dr. Cassel has also granted us an option to obtain, on mutually agreeable terms, an exclusive, worldwide license to any technology discovered by Dr. Cassel outside of his performance of services for us.

Epitome

In August 1999, we entered into a sublicense agreement with Epitome Pharmaceuticals Limited under which EpiCept has an exclusive license to certain patents for the topical use of tricyclic anti-depressants and NMDA antagonists as topical analgesics for neuralgia. This technology has been incorporated into EpiCept NP-1. We have been granted worldwide rights to make, use, develop, sell and market products utilizing the licensed technology in connection with passive dermal applications. We are obligated to make payments to Epitome upon achievement of specified milestones and to pay royalties based on annual net sales derived from the products incorporating the licensed technology. At the end of each year in which there has been no commercially sold products, we will be obligated to pay to Epitome a maintenance fee that is equal to twice the fee paid in the previous year, or Epitome will have the option to terminate the contract. The sublicense terminates upon the expiration of the last to expire licensed patents. The sublicense may be terminated earlier under specified circumstances, such as breaches, lack of commercial feasibility and regulatory issues. We paid a maintenance fee of $0.2 and $0.1 million in 2005 and 2004, respectively. Discussions to amend various terms of the sublicense agreement are ongoing.

Government Regulation

United States

The FDA and comparable state and local regulatory agencies impose substantial requirements upon the clinical development, manufacture, marketing and distribution of drugs. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, (FFDCA), and implementing regulations. The process required by the FDA before our product candidates may be marketed in the United States generally involves the following:

•	completion of extensive pre-clinical laboratory tests, pre-clinical animal studies and formulation studies all performed in accordance with the FDA’s good laboratory practice (“GLP”), regulations;

•	submission to the FDA of an Investigational New Drug (“IND”) application that must become effective before clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of an NDA to the FDA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product is produced to assess compliance with current GMP, or cGMP, regulations; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Pre-clinical Activities.  Pre-clinical activities include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of pre-clinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaborators, may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development, and the FDA must grant permission before each clinical trial can begin. Further, an independent institutional review board (“IRB”), for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice (“GCP”), regulations and regulations for informed consent of subjects.

Clinical Trials.  For purposes of NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap:

•	Phase I: Studies are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in subjects. In some cases, a sponsor may decide to run what is referred to as a “Phase Ib” evaluation, which is a second safety-focused Phase I clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently approved drugs.

•	Phase II: Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials. In some instances, a sponsor may decide to run what is referred to as a “Phase IIa” clinical trial, which is designed to provide dose-ranging and additional safety and pharmaceutical data. In other cases, a sponsor may decide to run what is referred to as a “Phase IIb” evaluation, which is a second, confirmatory Phase II clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

•	Phase III: These are commonly referred to as pivotal studies. When Phase II clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In some cases, the FDA may give conditional approval of an NDA for a drug candidate on the sponsor’s agreement to conduct additional clinical trials to further assess the drug’s safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

New Drug Application (“NDA”).  The results of drug candidate development, pre-clinical testing, chemistry and manufacturing controls and clinical trials are submitted to the FDA as part of an NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or an additional pivotal Phase III clinical trial. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, the FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials.

Satisfaction of FDA regulations and requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug candidates on a timely basis, if at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific usages, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug candidates would harm its business. In addition, we cannot predict what additional governmental regulations may arise from future U.S. governmental action.

Any drugs manufactured or distributed by us or its collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to potential legal or regulatory action, such as warning letters, suspension of manufacturing, seizure of product, injunctive action or civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers, will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt EpiCept’s clinical trials, require EpiCept to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

Section 505(b)(2) Drug Applications.  Once an FDA-approved new drug is no longer patent-protected, another company may sponsor a new indication, a new use or put the drug in a new dosage form. Each new indication from a different company requires an NDA filing. As an alternate path to FDA approval for new or improved formulations of previously approved products, a company may file a Section 505(b)(2) NDA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. However, this NDA does not have to contain all of the information or data that was submitted with the original NDA because of the FDA’s prior experience with the drug product. An original NDA for an FDA-approved new drug would have required numerous animal toxicology studies that have been reviewed by the FDA. These can be referenced in the 505(b)(2) NDA submitted by the new applicant. Many studies in humans that support the safety of the drug product may be in the published literature. The FDA allows the new sponsor company to submit these publications to support its 505(b)(2) NDA. By allowing the new sponsor company to use this information, the time and cost required to obtain approval for a drug product for the new indication can be greatly reduced. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

Foreign Regulation

Whether or not EpiCept obtains FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country, clinical trials conducted outside of the United States typically are administered with the three-phase sequential process that is discussed above under “Government Regulation — United States.” However, the foreign equivalent of an IND is not a prerequisite to performing pilot studies or Phase I clinical trials.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure, which is available for medicines produced by biotechnology or which are highly innovative, provides for the grant of a single marketing authorization that is valid for all EU member states. This authorization is a marketing authorization application (“MAA”). The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure (“MRP”).

In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.

Legal Proceedings

We are not currently involved in any material legal proceedings.

Facilities

Our facilities consist of approximately 37,571 square feet of research and office space. We lease 9,805 square feet located at 777 Old Saw Mill River Road, Tarrytown, New York until February 2012. We also lease 2,766 square feet in Munich, Germany until August 2007, with an option to renew for up to an additional three years. We currently lease approximately 25,000 rentable square feet of laboratory and office space in San Diego, California.

Employees

As of January 8, 2007, EpiCept’s workforce consists of 36 full-time employees, twelve of whom hold a Ph.D. or M.D. degrees. We have no collective bargaining agreements with our employees and has not experienced any work stoppages. We believe that our relations with our employees are good.

MANAGEMENT

Management and Board of Directors

EpiCept has a team of experienced business executives, scientific professionals and medical specialists. EpiCept’s executive officers and directors, their ages and positions as of January 8, 2007 are as follows:

Name	Age	Position/Affiliation

John V. Talley	51	President, Chief Executive Officer and Director
Robert W. Cook	51	Chief Financial Officer — Senior Vice President, Finance and Administration
Ben Tseng, Ph.D.	62	Chief Scientific Officer
Oliver Wiedemann, M.D.	47	Managing Director — Medical Affairs, EpiCept GmbH
Dileep Bhagwat, Ph.D., M.B.A.	55	Senior Vice President, Pharmaceutical Development
Robert G. Savage	53	Chairman of the Board
Gert Caspritz, Ph.D.	56	Director
Guy C. Jackson	63	Director
Gerhard Waldheim	57	Director
John Bedard	56	Director
Wayne Yetter	61	Director

Executive Officers and Key Employees

John V. Talley has been EpiCept’s President, Chief Executive Officer and a Director since October 2001. Mr. Talley has more than 27 years of experience in the pharmaceutical industry. Prior to joining EpiCept, Mr. Talley was the Chief Executive Officer of Consensus Pharmaceuticals, a biotechnology drug discovery start-up company that developed a proprietary peptide-based combinatorial library screening process. Prior to joining Consensus, Mr. Talley led Penwest Ltd.’s efforts in its spin-off of its subsidiary Penwest Pharmaceuticals Co. in 1998 and served as President and Chief Operating Officer of Penwest Pharmaceuticals. Mr. Talley started his career at Sterling Drug Inc., where he was responsible for all U.S. marketing activities for prescription drugs, helped launch various new pharmaceutical products and participated in the 1988 acquisition of Sterling Drug by Eastman Kodak Co. Mr. Talley received his B.S. in Chemistry from the University of Connecticut and completed coursework towards an M.B.A. in Marketing from New York University, Graduate School of Business.

Robert W. Cook has been EpiCept’s Chief Financial Officer and Senior Vice President, Finance and Administration since April 2004. Prior to joining EpiCept, Mr. Cook was Vice President, Finance and Chief Financial officer of Pharmos Corporation since January 1998 and became Executive Vice President of Pharmos in February 2001. From May 1995 until his appointment as Pharmos’s Chief Financial Officer, he was a vice president in GE Capital’s commercial finance subsidiary, based in New York. From 1977 until 1995, Mr. Cook held a variety of corporate finance and capital markets positions at The Chase Manhattan Bank, both in the United States and in several overseas locations. He was named a managing director of Chase and several of its affiliates in January 1986. Mr. Cook received his B.S. in International Finance from The American University, Washington, D.C.

Ben Tseng, Ph.D., has been EpiCept’s Chief Scientific Officer since January 2006. Prior to that he was Vice President, Research, at Maxim. Mr. Tseng joined Maxim as Senior Director, Research in 2000. Prior to its acquisition by Maxim in 2000, Dr. Tseng served as Vice President, Biology for Cytovia, Inc., which he joined in 1998. Dr. Tseng also served in executive research positions at Chugai Biopharmaceutical, Inc. from 1995-1998 and, Genta Inc. from 1989 to 1995. Prior to joining Genta, Dr. Tseng was a tenured Associate Adjunct Professor in the Department of Medicine, faculty member of the Physiology and Pharmacology Program, and Associate Member of the Cancer Center at the University of California, San Diego. Dr. Tseng received a B.A. in Mathematics from Brandeis University and a Ph.D. in Molecular Biophysics and Biochemistry from Yale University.

Oliver Wiedemann, M.D., joined EpiCept’s subsidiary EpiCept GmbH in October 1998 as Director of Medical Affairs. Since July 1999, he has been the Managing Director at EpiCept GmbH. From January 1992 until joining EpiCept GmbH, he was the Department Head CNS/Muscle of the Medical Department of Sanofi Winthrop, Munich. Prior to that, Dr. Wiedemann worked as a surgeon at the Olympiapark-Klinik, Munich. He is the author of several scientific publications in the pain area. Dr. Wiedemann received his Medical Doctorate Degree from the University of Munich.

Dileep Bhagwat, Ph.D., M.B.A., has been EpiCept’s Senior Vice President of Pharmaceutical Development since February 2004 and has more than 20 years of pharmaceutical experience developing and commercializing various dosage forms. Prior to joining EpiCept in 2004, Dr. Bhagwat worked at Bradley Pharmaceuticals, as Vice President, Research and Development and Chief Scientific Officer. From November 1994 through September 1999, Dr. Bhagwat was employed at Penwest Pharmaceuticals in various capacities, including Vice President, Scientific Development and Regulatory Affairs and at Purdue Frederick Research Center as Assistant Director of Pharmaceutical Development. Dr. Bhagwat holds many U.S. and foreign patents and has presented and published on dosage form development and drug delivery. Dr. Bhagwat holds a B.S. in Pharmacy from Bombay University, an M.S. and Ph.D. in Industrial Pharmacy from St. John’s University in New York and an M.B.A. in International Business from Pace University in New York.

Board of Directors

Robert G. Savage has been a member of EpiCept’s Board since December 2004 and serves as the Chairman of the Board. Mr. Savage has been a senior pharmaceutical executive for over twenty years. He held the position of Worldwide Chairman of the Pharmaceuticals Group at Johnson & Johnson and was both a company officer and a member of the Executive Committee. He also served Johnson & Johnson in the capacity of a Company Group Chairman and President of Ortho-McNeil Pharmaceuticals. Most recently, Mr. Savage was President of the Worldwide Inflammation Group for Pharmacia Corporation. He has held multiple positions leading marketing, business development and strategic planning at Hoffmann-La Roche and Sterling Drug. Mr. Savage is a director of The Medicines Company, a specialty pharmaceutical company and Noven Pharmaceuticals, a drug delivery company. Mr. Savage received a B.S. in Biology from Upsala College and an M.B.A. from Rutgers University. Mr. Savage serves on the board of directors of Panacos Pharmaceuticals.

Gert Caspritz, Ph.D., has been a member of EpiCept’s board since 1999 and served as EpiCept’s Chairman from July 2002 until December 2004. Dr. Caspritz joined TVM Capital or “TVM,” in 1999 as an Investment Manager in the healthcare and life sciences group and has been a General Partner since 2000. Prior to that, Dr. Caspritz held various positions with Hoechst AG. Most recently he was Vice President, New Technologies Licensing at Hoechst Marion Roussel, the pharmaceutical subsidiary of Hoechst, where he had primary global responsibility for identifying business opportunities in the areas of biotechnology, enabling technologies and early-stage products in both the biotech industry and academia. Additionally, he supervised HMR’s various venture capital investments and was a member of their strategy teams for oncology and bone diseases and the oncology opportunity review team. Dr. Caspritz was previously Assistant to the Head of Hoechst’s worldwide pharmaceutical research and established or led a number of immuno and neuropharmacology laboratories as well as a drug discovery group. Dr. Caspritz received degrees in Biology and Microbiology from the University of Mainz, Germany where he wrote his doctoral thesis.

Guy C. Jackson has been a member of EpiCept’s Board since December 2004. In June 2003, Mr. Jackson retired from the Minneapolis office of the accounting firm of Ernst & Young LLP after 35 years with the firm and one of its predecessors, Arthur Young & Company. During his career, he served as audit partner for numerous public companies in Ernst & Young’s New York and Minneapolis offices. Mr. Jackson also serves as a director and member of the audit committee of Cyberonics, Inc. and Urologix, Inc., both medical device companies; Digi International Inc., a technology company and Life Time Fitness, Inc., an operator of fitness centers. Mr. Jackson received a B.S. in Business Administration from Penn State and a M.B.A. from the Harvard Business School.

Gerhard Waldheim has been a member of EpiCept’s board since July 2005. Since 2000, he has co-founded and built Petersen, Waldheim & Cie. GmbH, Frankfurt, which focuses on private equity and venture capital fund management, investment banking and related financial advisory services. Biotech and pharma delivery systems are among the focal points of the funds managed by his firm. Prior to that, Mr. Waldheim held senior executive and executive board positions with Citibank, RZB Bank Austria, BfG Bank in Germany and Credit Lyonnais in Switzerland; over the years, his banking focus covered lending, technology, controlling, investment banking and distressed equity. Prior to that, he worked for the McKinsey banking practice. He received an MBA from Harvard Business School in 1974 and a JD from the Vienna University School of Law in 1972.

John F. Bedard has been a member of EpiCept’s board since January 2006 and prior thereto served as a member of Maxim’s board of directors since 2004. Mr. Bedard has been engaged as a principal in a pharmaceutical consulting practice since 2002. Prior to that, he served in senior management positions during a 15-year career at Bristol-Myers Squibb, a pharmaceutical company, most recently as Vice President, FDA Liaison and Global Strategy. In that position, Mr. Bedard was the liaison with the FDA for new drug development, and he was also responsible for global development plans and registration activities for new drugs. Before his tenure at Bristol-Myers Squibb, Mr. Bedard held senior regulatory affairs positions at Smith Kline & French Laboratories and Ayerst Laboratories.

Wayne P. Yetter has served as a member of EpiCept’s board of directors since January 2006, and prior thereto served as a member of Maxim’s board of directors. Mr. Yetter has been the Chief Executive Officer of Verispan LLC (health care information) since September 2005. From 2003 to 2005 he was the founder of BioPharm Advisory LLC and served on the Advisory Board of Alterity Partners (mergers and acquisition advisory firm) which is now part of FTN Midwest Securities. Also, from November 2004 to September 2005, Mr. Yetter served as the interim Chief Executive Officer of Odyssey Pharmaceuticals, Inc., the specialty pharmaceutical division of Pliva d.d. From September 2000 to June 2003, Mr. Yetter served as Chairman and Chief Executive Officer of Synavant Inc. (pharmaceutical marketing/technology services). From 1999 to 2000, he served as Chief Operating Officer at IMS Health, Inc. (information services for the healthcare industry). He also served as President and Chief Executive Officer of Novartis Pharmaceuticals Corporation, the U.S. Division of the global pharmaceutical company Novartis Pharma AG, and as President and Chief Executive Officer of Astra Merck. Mr. Yetter began his career with Pfizer and later joined Merck & Co., holding a variety of marketing and management positions including Vice President, Marketing Operations, responsible for global marketing functions and Vice President, Far East and Pacific. Mr. Yetter serves on the board of directors of Matria Healthcare (disease management) and Noven Pharmaceuticals (drug delivery).

Scientific and Medical Advisory Board

Our Scientific and Medical Advisory Board is composed of individuals with expertise in clinical pharmacology, clinical medicine and regulatory matters. Advisory board members assist us in identifying scientific and product development opportunities, and in reviewing with management progress of the our projects.

Dr. Gavril Pasternak, Chief Advisor, is a recognized authority on opioid receptor mechanisms. He has published a substantial body of literature on the subject and he is on the editorial boards of numerous journals related to the subjects of neuropharmacology and pain. Dr. Pasternak is a Member and attending Neurologist at Memorial Sloan-Kettering Cancer Center and is Professor of Neurology and Neuroscience, Pharmacology and Psychiatry at Cornell University Medical College and Graduate School of Medical Sciences.

Prof. Dr. Christoph Stein is a recognized authority in experimental and clinical pain research. He has studied mechanisms of peripherally mediated opioid analgesia for over 16 years and has published an extensive body of literature on this topic. He is on editorial boards of several journals related to pain, anesthesia and analgesia. Dr. Stein is Professor and Chairman of the Department of Anesthesiology at Charité — Campus Benjamin Franklin, Freie Universität Berlin, Germany, and Adjunct Professor at Johns Hopkins University.

Bruce F. Mackler, PhD, JD, MS. Dr. Mackler received his JD from the South Texas College of Law of the Texas A&M University, his PhD from the University of Oregon Medical School, his MS from Pennsylvania State University, and his BA from Temple University. He is a member of the District of Columbia Bar, and admitted to practice before the Federal District and Appeals Court, and before the Supreme Court. He has published some 100 scientific articles, abstracts and books during his tenure as a scientist and has been an attorney in the food and drug area for 25 years.

Dr. Howard Maibach is a dermatologist whose research area is dermatology, dermatopharmacology and dermatotoxicology. Dr. Maibach has published over 1900 articles on various dermatology-related subjects and is a frequent lecturer on various subjects related to dermatology. Dr. Maibach is currently professor in the Department of Dermatology, School of Medicine, at the University of California in San Francisco.

Board Composition

Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. A majority of the members of our board of directors will be “independent” of EpiCept and its management. Directors Waldheim and Bedard are in the class of directors whose initial term expires at the 2007 annual meeting of the stockholders. Directors Talley and Savage are in the class of directors whose initial term expires at the 2008 annual meeting of stockholders. Directors Jackson, Caspritz and Yetter are in the class of directors whose term expires at the 2009 annual meeting of stockholders. This classification of our board of directors will make it more difficult for a third party to acquire control of our company.

Committees of the Board

Our board of directors has established three standing committees: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee.  Our audit committee is responsible for preparing such reports, statements or charters as may be required by the Nasdaq National Market or federal securities laws, as well as, among other things:

•	overseeing and monitoring the integrity of its financial statements, its compliance with legal and regulatory requirements as they relate to financial statements or accounting matters and its internal accounting and financial controls;

•	preparing the report that SEC rules require be included in its annual proxy statement;

•	overseeing and monitoring its independent registered public accounting firm’s qualifications, independence and performance;

•	providing the board with the results of its monitoring and recommendations; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Messrs. Jackson, Savage and Waldheim are currently members of the audit committee, each of whom is a non-employee member of the board of directors. Mr. Jackson serves as Chairman of the audit committee and also qualifies as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act. The board has determined that each member of EpiCept’s audit committee meets the current independence and financial literacy requirements under the Sarbanes-Oxley Act, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to EpiCept.

Compensation Committee.  Our compensation committee is composed of Messrs. Savage, Bedard and Jackson, each of whom is a non-employee member of the board of directors. Mr. Savage serves as Chairman of our compensation committee. Each member of EpiCept’s compensation committee is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986 and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934 and the rules of the Nasdaq National Market. The compensation committee is responsible for, among other things:

•	reviewing and approving for the chief executive officer and other executive officers (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements and change in control arrangements, and (e) any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to the board regarding the compensation policy for such other officers as directed by the board;

•	preparing a report to be included in the annual proxy statement that describes: (a) the criteria on which compensation paid to the chief executive officer for the last completed fiscal year is based; (b) the relationship of such compensation to our performance; and (c) the committee’s executive compensation policies applicable to executive officers; and

•	acting as administrator of EpiCept’s current benefit plans and making recommendations to the board with respect to amendments to the plans, changes in the number of shares reserved for issuance thereunder and regarding other benefit plans proposed for adoption.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee is composed of Messrs. Savage, Waldheim and Yetter, each of whom is a non-employee member of the board of directors and independent in accordance with the applicable rules of the Sarbanes-Oxley Act and the Nasdaq National Market. Mr. Savage serves as chairman of the corporate governance and nominating committee. The corporate governance and nominating committee is responsible for, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to the board;

•	reviewing, soliciting and making recommendations to the board and stockholders with respect to candidates for election to the board;

•	overseeing compliance by the chief executive officer and senior financial officers with the Code of Ethics for the Chief Executive Officer and Senior Financial Officers; and

•	overseeing compliance by employees with the Code of Business Conduct and Ethics.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, including our chief executive officer and chief financial officer. This Code of Business Conduct and Ethics is designed to comply with the Nasdaq marketplace rules related to codes of conduct. A copy of our Code of Business Conduct and Ethics Policy may be obtained on our website at http://www.epicept.com. We intend to post on our website any amendments to, or waiver from, our Code of Business Conduct and Ethics for the benefit of our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing a similar function, and other named executives.

Director Compensation

Prior to January 4, 2006 as a private company, we reimbursed our non-employee directors for their expenses incurred in connection with attending board and committee meetings. In addition, each non-employee director receives $2,500 for their attendance at each board or committee meeting and $250 for their participation in a telephonic board or committee meeting.

We have in the past granted non-employee directors options to purchase EpiCept’s common stock pursuant to the terms of its 1995 Stock Option Plan, and our board continues to have the discretion to grant options to new and continuing non-employee directors. In August 2005, our stockholders approved the 2005 Equity Incentive Plan, the terms of which also include the grant of stock options to directors who are not officers or employees of EpiCept.

As of January 4, 2006, we reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings. Each board member receives an annual retainer of $25,000 and the Chairman of the Board receives $50,000. In addition, each non-employee director receives $1,500 for their attendance at each board meeting and $750 for their participation in a telephonic board meeting. Annually, the Audit Committee chair person receives a retainer of $8,000 and each other committee chair receives a retainer of $4,000. In addition, each non-employee director receives $750 for their attendance at each committee meeting and $500 for their participation in a telephonic committee meeting. We have in the past granted non-employee directors options to purchase our common stock pursuant to the terms of our 2005 Equity Incentive Plan. Upon joining the board, each member receives 35,000 options and the chairman receives 100,000 options each vesting over three years. Annually thereafter, each director and chairperson receives 10,000 and 25,000 options, respectively vesting over two years.

The following table summarizes compensation paid to board members for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003

Robert G. Savage	$14,250	$2,500	$—
Ernst-Gunter Afting, M.D., Ph.D.(1)	11,750	9,000	11,000
Gert Caspritz, Ph.D.	—	—	—
Mark Docherty(2)	12,000	9,250	5,500
Guy C. Jackson	13,750	2,500	—
Thorlef Spickschen, Ph.D.(3)	9,500	9,250	11,000
Gerhard Waldheim	6,750	—	—
Erik Hornnaess(4)	—	9,250	4,500
Reiner Ponschab, Ph.D.(5)	5,500	8,750	11,000
John Bedard(6)	—	—	—
Wayne Yetter(6)	—	—	—

(1)	Professor Afting resigned from the board of directors on January 4, 2006.

(2)	Mr. Docherty resigned from the board of directors on January 4, 2006.

(3)	Dr. Spickschen resigned from the board of directors on January 4, 2006.

(4)	Mr. Hornnaess resigned from the board of directors on December 21, 2004.

(5)	Dr. Ponschab resigned from the board of directors on July 18, 2005.

(6)	Mr. Bedard and Mr. Yetter joined the board of directors on January 4, 2006.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

All members of the compensation committee of the Board of Directors during the fiscal year ended December 31, 2005 were independent directors and none of them were employees or former employees of EpiCept. During the fiscal year ended December 31, 2005, none of our executive officers served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officers served on the compensation committee of our board of directors.

Section 16 Filings

Other then Ben Tseng, TVM III Limited Partnership and TVM IV GmbH & Co. KG, no person who, during the fiscal year ended December 31, 2005, was a “Reporting Person” defined as a director, officer or beneficial owner of more than ten percent of the our common stock which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”), failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year. The foregoing is based solely upon a review by us of Forms 3 and 4 during the most recent fiscal year as furnished to us under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any representation received by us from any reporting person that no Form 5 is required.

Executive Compensation

The following table sets forth the compensation earned for services rendered to EpiCept in all capacities by our chief executive officer and its executive officers whose total cash compensation exceeded $100,000 for the year ended December 31, 2005, collectively referred to in this report as the “named executive officers.”

						Restricted	Stock Underlying	LTIP	All Other
		Salary	Bonus	Other		Stock Awards	Options/SARs	Payouts	Compensation
Name/Principal Position	Year	($)	($)	($)		($)	($)(1)	($)	($)

Jack Talley	2005	283,876	243,750	27,202	(2)	—	—	—	—
President and	2004	285,078	—	27,974	(2)	—	—	—	—
Chief Executive Officer	2003	250,270	200,000	29,815	(2)	—	—	—	6,000
Robert W. Cook	2005	232,337	90,625	18,192	(3)	—	—	—	—
Chief Financial Officer,	2004	155,769	20,000	9,874	(3)	—	—	—	—
Senior Vice President,	2003	—	—	—		—	—	—	—
Finance & Administration
Dileep Bhagwat	2005	196,206	—	17,995	(4)	—	—	—	—
Senior Vice President,	2004	171,731	—	9,967	(4)	—	—	—	—
Pharmaceutical Development	2003	—	—	—		—	—	—	—
Dov Elefant	2005	180,547	25,000	18,389	(5)	—	—	—	—
Controller, Vice President,	2004	181,431	—	17,693	(5)	—	—	—	—
Finance and Administration	2003	160,162	—	15,981	(5)	—	—	—	4,800
Oliver Wiedemann(6)	2005	165,442	10,000	3,895	(7)	—	—	—	—
Managing Director Medical	2004	185,448	—	4,575	(7)	—	—	—	—
Affairs, EpiCept GmbH	2003	162,287	—	4,081	(7)	—	—	—	—

(1)	Represents the number of shares of common stock on an as converted basis.

(2)	Includes premiums for health benefits, life and disability insurance and automobile allowance paid on behalf of Mr. Talley.

(3)	Mr. Cook joined EpiCept in April 2004. Includes premiums for health benefits and for life and disability insurance paid on behalf of Mr. Cook.

(4)	Dr. Bhagwat joined EpiCept in February 2004. Includes premiums for health benefits and for life and disability insurance paid on behalf of Dr. Bhagwat.

(5)	Includes premiums for health benefits and for life and disability insurance paid on behalf of Mr. Elefant.

(6)	Dr. Wiedemann’s compensation was translated from euros to the U.S. dollar using the exchange rate as of December 31, 2005, 2004 and 2003.

(7)	Includes premiums for health benefits and for life and disability insurance paid on behalf of Dr. Wiedemann.

Option Grants in Last Fiscal Year (2005)

We did not grant any stock options to any of the named executive officers during 2005.

Option Grants in 2006

Through December 31, 2006, we granted 1.6 million stock options to the named executive officers.

Aggregate Option Exercises in Last Fiscal Year (2005) and Values at December 31, 2005

The following table sets forth information concerning exercisable and unexercisable stock options held by the named executive officers at December 31, 2005. The value of unexercised in-the-money options is based on a fair value at December 31, 2005 of $5.39 per share less the actual exercise prices. All options were granted under our

1995 Stock Option Plan, as amended. Except as otherwise noted, these options vest over three years and otherwise generally conform to the terms of the 1995 Stock Option Plan, as amended.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		in-the-Money
			Options at		Options at
	Shares Acquired	Value	December 31, 2005 (#)		December 31, 2005 ($)(1)
Name	on Exercise	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

John V. Talley	—	$—	168,500	$—	$706,015	$—
Robert Cook	—	—	—	—	—	—
Dileep Bhagwat	—	—	—	—	—	—
Dov Elefant	—	—	56,250	—	235,688	—
Oliver Wiedemann	—	—	45,000	—	170,550	—

(1)	Value is determined by subtracting the exercise price of an option from the fair value at December 31, 2005 of $5.39 (computed as the closing of Maxim common stock price on the Nasdaq National Market as of December 31, 2005 of $1.10 divided by the exchange ratio of .203969).

Employment Agreements

We have entered into employment agreements with Messrs. John V. Talley and Robert W. Cook, each dated as of October 28, 2004. As of January 4, 2006, pursuant to their employment agreements, Messrs. Talley and Cook currently receive base salaries of $350,000 and $250,000, respectively. In addition, the employment agreements provided that we granted options to purchase 1,242,655 shares and 211,567 shares of common stock to Messrs. Talley and Cook, respectively, upon the completion of the merger. The exercise price for the options was $5.84 per share of EpiCept’s common stock at the time of the grant. Mr. Talley’s options will be fully vested in August 2008. Mr. Cook’s options will be fully vested 48 months after the date of the grant. Each employment agreement also provides for discretionary bonuses and stock option awards and reimbursement of reasonable expenses incurred in connection with services performed under each officer’s respective employment agreement. The discretionary bonuses and stock options are based on performance standards determined by our board. Individual performance is determined based on quantitative and qualitative objectives, including EpiCept’s operating performance relative to budget and the achievement of certain milestones largely related to the clinical development of its products and licensing activities. The actual objectives will be established by our board in the future. In addition, Mr. Talley’s employment agreement provides for automobile benefits and term life and long-term disability insurance coverage. Both employment agreements expire on December 31, 2006 but are automatically extended for unlimited additional one-year periods. Upon termination for any reason and in addition to any other payments disbursed in connection with termination, Mr. Talley and Mr. Cook will receive payment of his applicable base salary through the termination date, the balance of any annual, long-term or incentive award earned in any period prior to the termination date and a lump-sum payment for any accrued but unused vacation days.

If Mr. Talley dies or becomes disabled, he is entitled to (i) receive a lump-sum payment equal to (a) one-third of his base salary times (b) a fraction, the numerator being the number of days he was employed in the calendar year of termination and the denominator being the number of days in that year and (ii) have (a) 50% of outstanding stock options that are not then vested or exercisable become vested and exercisable as of the termination date; (b) the remaining outstanding stock options that are not then vested or exercisable become vested and exercisable ratably and quarterly for two years following the termination date; and (c) each outstanding stock option remain exercisable for all securities for the later of (x) the 90th day following the date that the option becomes fully vested and exercisable and (y) the first anniversary of the termination date. If Mr. Cook dies or becomes disabled, he is entitled to the same benefits as Mr. Talley, except the equation for his lump-sum payment is based on one-fourth of his base salary.

If Mr. Talley is terminated without cause or the term of his agreement is not extended pursuant to the employment agreement, he is entitled to the same benefits as if he were terminated due to death or disability and to receive a lump-sum payment equal to (a) one and one-third times (b) his base salary times (c) the number of whole and partial months remaining in the term of the agreement (but no more than 12 and no less than 6) divided by (d) 12.

If Mr. Cook is terminated without cause or the term of his agreement is not extended pursuant to the employment agreement, he is entitled to the same benefits as Mr. Talley, but the equation for his lump-sum payment is based on one and one-fourth times his base salary.

If Mr. Talley is terminated in anticipation of, or within one year following, a change of control, he is entitled to: (i) receive a lump-sum payment equal to (a) one and one third times (b) his base salary times (c) the number of whole and partial months remaining in the term of the agreement (but not less than 24) divided by (d) 12 and (ii) have (a) 50% of outstanding stock options that are not then vested or exercisable become vested and exercisable as of the termination date; (b) the remaining outstanding stock options that are not then vested or exercisable become vested and exercisable ratably and monthly for the first year following the termination date; and (c) each outstanding stock option remain exercisable for all securities for the later of (x) the 90th day following the date that the option becomes fully vested and exercisable and (y) the first anniversary of the termination date. If Mr. Cook is terminated in anticipation of, or within one year following, a change of control, he is entitled to the same benefits as Mr. Talley, except his lump sum is equal to (a) one and one-fourth times (b) his base salary times (c) the number of whole and partial months remaining in the term of the agreement (but no more than 18 and no less than 12) divided by (d) 12.

STOCK OPTION PLANS

1995 Stock Option Plan

Our 1995 Stock Option Plan, as amended, was approved by our board of directors in November 1995, and subsequently amended in April 1997, March 1999, February 2002 and June 2002. A total of 797,080 shares of our common stock were authorized for issuance under the 1995 Stock Option Plan. As of December 31, 2005, 251,943 shares were available for issuance under the 1995 Stock Option Plan. We do not plan to grant any further options from this plan.

The purpose of the 1995 Stock Option Plan was to provide us and our stockholders the benefits arising out of capital stock ownership by its employees, officers, directors, consultants and advisors and any of its subsidiaries, who are expected to contribute to its future growth and success. Our 1995 Stock Option Plan provides for the grant of non-statutory stock options to its (and its majority-owned subsidiaries’) employees, officers, directors, consultants or advisors, and for the grant of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code to its employees and employees of its majority-controlled subsidiaries.

A committee duly appointed by our board of directors administered the 1995 Stock Option Plan. The committee has the authority to (a) construe the respective option agreements and the terms of the plan; (b) prescribe, amend and rescind rules and regulations relating to the plan; (c) determine the terms and provisions of the respective option agreements, which need not be identical; (d) make all other determinations in the judgment of the committee necessary or desirable for the administration of the plan. From and after the registration of our common stock under the Securities Exchange Act of 1934, the selection of a director or an officer who is a “reporting person” under Section 16(a) of the Exchange Act as a recipient of an option, the timing of the option grant, the exercise price of the option and the number of shares subject to the option shall be determined by (a) the committee of the Board, each of which members shall be an outside director or (b) by a committee consisting of two or more directors having full authority to act in the matter, each of whom shall be an outside director.

The committee shall determine the exercise price of stock options granted under the 1995 Stock Option Plan, but with respect to all incentive stock options, the exercise price must be at least equal to the fair market value of our common stock on the date of the grant or, in the case of grants of incentive stock options to holders of more than 10% of the total combined voting power of all classes of our stock (“10% owners”), at least equal to 110% of the fair market value of our common stock on the date of the grant.

The committee shall determine the term of stock options granted under the 1995 Stock Option Plan, but such date shall not be later than 10 years after the date of the grant, except in the case of incentive stock options granted to 10% owners in which case such date shall not be later than five years after the date of the grant.

Each option granted under the 1995 Stock Option Plan is exercisable in full or in installments at such time or times and during such period as is set forth in the option agreement evidencing such option, but no option granted to a “reporting person” shall be exercisable during the first six months after the grant.

No optionee may be granted an option to purchase more than 350,000 shares in any fiscal year. In addition, no incentive stock option may be exercisable for the first time in any one calendar year for shares of common stock with an aggregate fair market value (as of the date of the grant) of more than $100,000.

Our 1995 Stock Option Plan generally does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime.

An optionee may exercise an option at any time within three months following the termination of the optionee’s employment or other relationship with EpiCept or within one year if such termination was due to the death or disability of the optionee, but except in the case of the optionee’s death, in no event later than the expiration date of the option. If the termination of the optionee’s employment is for cause, the option expires immediately upon termination.

Our 1995 Stock Option Plan terminated on November 14, 2005.

2005 Equity Incentive Plan

The 2005 Equity Incentive Plan was adopted on September 1, 2005 and approved by stockholders on September 5, 2005. EpiCept’s Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and its parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, performance-based awards and cash awards to its employees, directors and consultants and its parent and subsidiary corporations’ employees and consultants.

A total of 4,000,000 shares of our common stock are reserved for issuance pursuant to the Equity Incentive Plan. During 2006, we granted approximately 2.5 million options to employees, members of our Board of Directors and third parties. No optionee may be granted an option to purchase more than 1,500,000 shares in any fiscal year.

Our board of directors or a committee of its board administers the Equity Incentive Plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator will determine the exercise price of options granted under the Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

Restricted stock may be granted under the Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance-based awards may be granted under the Equity Incentive Plan. Performance-based awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

The Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

The Equity Incentive Plan will provide that if our experiences a Change of Control (as defined), the administrator may provide at any time prior to the Change of Control that all then outstanding stock options and unvested cash awards shall immediately vest and become exercisable and any restrictions on restricted stock awards shall immediately lapse. In addition, the administrator may provide that all awards held by participants who are at the time of the Change of Control in our service or the service of one of its subsidiaries or affiliates shall remain exercisable for the remainder of their terms notwithstanding any subsequent termination of a participant’s service. All awards will be subject to the terms of any agreement effecting the Change of Control, which agreement may provide, without limitation, that in lieu of continuing the awards, each outstanding stock option shall terminate within a specified number of days after notice to the holder, and that such holder shall receive, with respect to each share of common stock subject to such stock option, an amount equal to the excess of the fair market value of such shares of common stock immediately prior to the occurrence of such Change of Control over the exercise price (or base price) per share underlying such stock option with such amount payable in cash, in one or more kinds of property (including the property, if any, payable in the transaction) or in a combination thereof, as the administrator, in its discretion, shall determine. A provision like the one contained in the preceding sentence shall be inapplicable to a stock option granted within six months before the occurrence of a Change of Control if the holder of such stock option is subject to the reporting requirements of Section 16(a) of the Exchange Act and no exception from liability under Section 16(b) of the Exchange Act is otherwise available to such holder.

The Equity Incentive Plan will automatically terminate ten years from the effective date, unless it is terminated sooner. In addition, our board of directors has the authority to amend, suspend or terminate the Equity Incentive Plan provided such action does not impair the rights of any participant.

2005 Employee Stock Purchase Plan

The 2005 Employee Stock Purchase Plan was adopted on September 1, 2005 and approved by the stockholders on September 5, 2005. The Employee Stock Purchase Plan became effective at the effective time of the merger with Maxim and a total of 500,000 shares of our common stock have been reserved for sale.

Our board of directors or a committee of the board will administer the Employee Stock Purchase Plan. Our board of directors or the committee will have full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and generally provides for six-month offering periods beginning on January 1 and July 1 of each calendar year, commencing on January 1, 2006 or such other date as may be determined by the committee appointed by us to administer the Employee Stock Purchase Plan.

The Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions from their eligible compensation, which includes a participant’s base salary, wages, overtime pay, shift premium and recurring commissions, but does not include payments for incentive compensation or bonuses.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or end of an offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan.

Our board of directors has the authority to amend or terminate the Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under the Employee Stock Purchase Plan.

401(k) Plan

In 1998, we adopted a Retirement Savings and Investment Plan, the 401(k) Plan, covering its full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn. If the 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be tax deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $15,000 if under 50 years old and $20,000 if over 50 years old in 2006 and to have those funds contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us, to make additional matching contributions on behalf of all participants.

Equity Compensation Plans

The following table provides certain information with respect to all of the Company’s equity compensation plans in effect as of December 31, 2005.

	Number of		Number of Securities
	Securities to be		Remaining Available
	Issued upon	Weighted-Average	for Issuance under
	Exercise of	Exercise Price of	Equity Compensation
	Outstanding	Outstanding	Plans (Excluding
	Options, Warrants	Options, Warrants	Securities
	and Rights	and Rights	Reflected in Column(a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by stockholders	439,501	$1.45	251,943

Upon closing of the merger with Maxim on January 4, 2006, 4 million shares of our common stock are reserved for issuance under the 2005 Equity Incentive Plan. During 2006, we granted approximately 2.5 million options to employees, members of our Board of Directors and third parties under the 2005 Equity Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have a policy requiring that any material transaction that we enter into with our officers, directors or principal stockholders and their affiliates be on terms no less favorable to us than reasonably could have been obtained in an arms’ length transaction with independent third parties. Any other matters involving potential conflicts of interests are to be resolved on a case-by-case basis.

2002 Bridge Notes and Warrants

In November 2002, we entered into a convertible bridge loan in an aggregate amount of up to $5,000,000. This convertible bridge loan is referred to in this prospectus as the “2002 convertible bridge loan.” The lenders under the 2002 convertible bridge loan included Mr. John V. Talley, our President and Chief Executive Officer, and certain holders of our preferred stock, including TVM IV GmbH & Co. KG (“TVM IV”), Private Equity Direct Finance (“Private Equity”), The Merlin Biosciences Fund L.P., The Merlin Biosciences Fund GbR (collectively, the “Merlin Investors”) and Gold-Zack Partners I B.V. The 2002 convertible bridge loan bears interest at 8% per annum and was scheduled to mature on October 30, 2006. In connection with the merger with Maxim, the lenders agreed to convert their 2002 convertible bridge loans into 593,121 shares of common stock at a conversion price of $1.50. In connection with the purchase of the 2002 convertible bridge loans, each lender also received stock purchase warrants entitling that lender to purchase a specified amount of EpiCept’s preferred stock or common stock under certain circumstances. In connection with the merger with Maxim, the stock purchase warrants were amended to provide that they expire at the effective time of the merger and that immediately prior to the effective time the stock purchase warrants were automatically exercised into 3,861,462 shares of common stock at an exercise price of $0.628. Each lender used the outstanding principal amount and accrued interest on their respective 2002 convertible bridge loans to pay the exercise price.

2006 Notes

In March 2005, we completed the private placement of $4.0 million in aggregate principal amount of our 8% Senior Notes due 2006. These notes are referred to in this prospectus as the “2006 Notes.” The purchasers of the 2006 Notes included Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional), L.P. (collectively, the “Sanders Investors”) and certain holders of our preferred stock including TVM IV, Private Equity and the Merlin Investors. The 2006 notes were scheduled to mature on October 30, 2006. In connection with the merger with Maxim, all investors other than the Sanders Investors converted their 2006 Notes, including interest, into 1,126,758 shares of common stock at a conversion price of $2.84. In connection with the purchase of the 2006 Notes, each investor also purchased stock purchase warrants exercisable into our common stock. In connection with the merger, all investors other than the Sanders Investors, agreed to cancel their stock purchase warrants. The stock purchase warrants held by the Sanders Investors were amended to provide for their automatic expiration at the effective time of the merger with Maxim. Immediately prior to the effective time, the stock purchase warrants were automatically exercised on a net issuance basis for 22,096 shares of EpiCept’s common stock at an exercise price of $3.96.

November 2005 Senior Notes

In November 2005, we completed the private placement of $2.0 million in aggregate principal amount of our 8% Senior Notes due 2006. These notes are referred to in this prospectus as the “November 2005 Senior Notes.” The purchasers of the November 2005 Senior Notes included certain stockholders of our preferred stock including TVM IV, Private Equity and the Merlin Investors. The November 2005 Senior Notes were scheduled to mature on October 30, 2006.. In connection with the merger with Maxim, all investors agreed to convert all principal and accrued interest on their November 2005 Senior Notes into 711,691 shares of common stock at a conversion price of $2.84.

Amendment to Series B Warrants

In August 2000, we issued two warrants (the “Series B Warrants”) to purchase our Series B convertible preferred stock to Alpinvest International B.V. and TVM III Limited Partnership (“TVM III”). In connection with the merger with Maxim, the Series B Warrants were deemed exercised on a net issuance basis for 58,229 shares of EpiCept’s common stock based on an exercise price of $6.00.

Amendment to Series C Warrant

In November 2000, we issued a warrant (the “Series C Warrant”) to purchase our Series C convertible preferred stock to Private Equity. In connection with the merger, the Series C Warrant was deemed exercised on a net issuance basis for 131,018 shares of EpiCept’s common stock based on an exercise price of $6.00.

Amended and Restated Registration Rights Agreement

We have entered into an agreement pursuant to which holders of our former convertible preferred stock and certain other individuals have registration rights with respect to their shares of common stock following this offering. For a description of these registration rights, see “Description of Capital Stock.”

tbg Loans

In August 1997 and February 1998, our German subsidiary entered into two 10-year non-amortizing loans with tbg, one of our greater than 5% stockholders. For a description of these loans, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Employment Agreements

As described under “Executive Compensation — Employment Agreements,” we have employment agreements with Mr. John V. Talley, our President and Chief Executive Officer, and Mr. Robert Cook, our Chief Financial Officer.

PRINCIPAL STOCKHOLDERS

Ownership of Common Stock

The following table sets forth information as of January 8, 2007 regarding the beneficial ownership of our common stock by:

•	all persons known by us to own beneficially more than 5% of any class of the common stock;

•	each of our current directors and nominees to serve as director; and

•	all current directors and executive officers as a group.

Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is in care of EpiCept Corporation, 777 Old Saw Mill River Road, Tarrytown, New York 10591.

	Number of Shares	Percent of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)(2)

5% Stockholders
TVM Capital(3)	4,585,577	14.15%
Merlin General Partner II Limited(4)	2,461,928	7.60%
Private Equity Direct Finance(5)	2,971,507	9.17%
Executive Officers and Directors
John V. Talley(6)	993,299	2.98%
Robert W. Cook(7)	102,419	*
Ben Tseng(8)	28,273	*
Dr. Oliver Wiedemann(9)	52,188	*
Dr. Dileep Bhagwat(10)	57,709	*
Robert G. Savage(11)	122,639	*
Dr. Gert Caspritz(3)	4,585,577	14.15%
Guy C. Jackson(12)	54,447	*
Gerhard Waldheim(13)	109,425	*
John Bedard(14)	28,486	*
Wayne P. Yetter(15)	33,074	*
All directors and named executive officers as a group (11 persons)(16)	6,167,536	18.23%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of EpiCept common stock.

(1)	Beneficial ownership is determined with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown beneficially owned by them.

(2)	Percentage ownership is based on 32,392,395 shares of common stock outstanding on January 8, 2007.

(3)	Includes 1,144,822 shares of common stock held by TVM III, and 3,408,464 shares held by TVM IV. Includes 6,042 shares of common stock and 14,167 shares issuable upon the exercise of options that are exercisable within 60 days held by Dr. Gert Caspritz, one of our directors, who is a general partner of TVM, which is the general partner of each of TVM III and TVM IV, and an aggregate of 12,082 shares of common stock held by Friedrich Bornikoel, Christian Claussen, John J. DiBello, Alexandra Goll, Helmut Schühsler and Bernd Seibel who are individual Partners of TVM (such entities collectively with TVM III and TVM IV, “TVM”). TVM Techno Venture Management No. III, L.P. (“TVM III Management”) is the General Partner and the investment committee of TVM III. TVM IV Management GmbH & Co. KG (“TVM IV Management”) is the Managing Limited Partner and investment committee of TVM IV. The investment committees, composed of certain Managing Limited Partners of TVM, have voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. Decisions of the investment committees are made by a majority vote of their members and, as a result, no single member of the investment committees has voting or dispositive authority over the shares.

Friedrich Bornikoel, John J. Di Bello, Alexandra Goll, Christian Claussen, Bernd Seibel and Helmut Schühsler are the members of the investment committee of TVM III Management. They, along with Gert Caspritz, John Chapman and Hans G. Schreck are the members of the investment committee of TVM IV Management. Friedrich Bornikoel, John J. DiBello, Alexandra Goll, Christian Claussen, Bernd Seibel and Helmut Schühsler each disclaim beneficial ownership of the shares held by TVM III and TVM IV except to the extent any individual has a pecuniary interest therein. Gert Caspritz, John Chapman and Hans G. Schreck each disclaim beneficial ownership of the shares held by TVM IV except to the extent any individual has a pecuniary interest therein. The address of TVM III Management and TVM IV Management is 101 Arch Street, Suite 1950, Boston, MA 02110.

(4)	Includes 2,394,647 shares of common stock beneficially owned by Merlin L.P. and Merlin GbR and held by Merlin and includes 1,875 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days held by Mr. Mark Docherty, one of our directors, who is a director of Merlin, which is investment advisor to the general partner of each of Merlin L.P. and Merlin GbR. Includes 65,406 shares of common stock held by Dr. Hellmut Kirchner, who is a director of Merlin. The Merlin Biosciences Fund is comprised of two entities: Merlin L.P. and Merlin GbR. Both are controlled by the board of directors of Merlin General Partner II Limited, a Jersey-based limited liability company, which is owned by Merlin. Merlin has agreed not to exercise its voting rights to change or replace the board of directors of Merlin General Partner II Limited. The board of directors of Merlin General Partner II Limited, effectively controls Merlin L.P. and Merlin GbR because it is General Partner of Merlin L.P. and Managing Partner of Merlin GbR. Investment decisions are made with a majority of the board of directors of Merlin General Partner II Limited, no single person has control. The directors of Merlin General Partner II Limited are as follows: Dr Max Link (Chairman), William Edge, Sir Christopher Evans OBE, Robin Herbert CBE, Professor Trevor Jones, Dr. Hellmut Kirchner, Mark Clement, Denzil Boschat, Alison Creed and Jeff Iliffe. Some of the directors hold small limited partnership interests in the Fund but none of these are individually or collectively able to influence the Fund. The registered office is at La Motte Chambers, St Helier, Jersey JE1 1BJ, UK. Mr. Docherty and Dr. Kirchner each disclaim beneficial ownership of the shares held by Merlin, Merlin L.P. and Merlin GbR except to the extent any such individual has a pecuniary interest therein. The address of Merlin, Merlin L.P. and Merlin GbR is c/o Merlin Biosciences Limited, 33 King Street, St. James’s, London, SW1Y 6RJ, United Kingdom.

(5)	Includes 2,800,274 shares of common stock held by Private Equity Direct Finance and 171,233 shares of common stock held by Mr. Peter Derendinger who is a principal of ALPHA Associates (Cayman), L.P. Mr. Derendinger disclaims beneficial ownership of the shares held by Private Equity Direct Finance except to the extent he has a pecuniary interest therein. Private Equity Direct Finance is a Cayman Islands exempted limited company and a wholly-owned subsidiary of Private Equity Holding Cayman, itself a Cayman Islands exempted limited company, and a wholly-owned subsidiary of Private Equity Holding Ltd. Private Equity Holding Ltd. is a Swiss corporation with registered office at Innere Guterstrasse 4, 6300 Zug, Switzerland, and listed on the SWX Swiss Exchange. The discretion for divestments by Private Equity Direct Finance rests with ALPHA Associates (Cayman), L.P., as investment manager. The members of the board of directors of the general partner of ALPHA Associates (Cayman), L.P. are the same persons as the members of the board of directors of Private Equity Direct Finance: Rick Gorter, Gwendolyn McLaughlin and Andrew Tyson. A meeting of the directors at which a quorum is present is competent to exercise all or any of the powers and discretions. The quorum necessary for the transaction of business at a meeting of the directors may be fixed by the directors and, unless so fixed at any other number, is two. The address of Private Equity Direct Finance is One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.

(6)	Includes 92,146 shares of common stock, 2,840 shares of restricted stock that vest within 60 days and 898,313 shares exercisable upon the exercise of options that are exercisable within 60 days.

(7)	Includes 101,763 shares exercisable upon the exercise of options that are exercisable within 60 days and 656 shares of restricted stock that vest within 60 days.

(8)	Includes 2,180 shares of common stock, 757 shares of restricted stock that vest within 60 days and 25,336 shares issuable upon the exercise of options that are exercisable within 60 days.

(9)	Includes 52,188 shares issuable upon the exercise of options that are exercisable within 60 days.

(10)	Includes 56,725 shares issuable upon the exercise of options that are exercisable within 60 days and 984 shares of restricted stock that vest within 60 days.

(11)	Includes 122,639 shares issuable upon the exercise of options that are exercisable within 60 days.

(12)	Includes 54,447 shares issuable upon the exercise of options that are exercisable within 60 days.

(13)	Includes 70,029 shares of common stock and 39,396 shares issuable upon the exercise of options that are exercisable within 60 days.

(14)	Includes 28,486 shares issuable upon the exercise of options that are exercisable within 60 days.

(15)	Includes 33,074 shares issuable upon the exercise of options that are exercisable within 60 days.

(16)	Includes 1,431,771 shares issuable upon the exercise of options that are exercisable within 60 days.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to “selling stockholders” in this prospectus, we mean the companies listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholders for whom we are registering shares for resale to the public, and the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus. The common stock being offered by Hercules was acquired from us in the private placement that was completed on August 30, 2006. The shares of common stock offered by Hercules were issued pursuant to exemptions from the registration requirements of the Securities Act. Hercules each represented to us that it was an accredited investor and was acquiring the warrants for investment and had no present intention of distributing the common stock issuable upon exercise of the warrants. Except as noted below, the selling stockholders have not, or within the past three years have not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholders are not or were not affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholders and as of the date the same was provided to us, assuming that the selling stockholders sell all of the shares of our common stock beneficially owned by it that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Number of Shares of Common Stock Owned After the Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below.

		Number of
		Shares of
	Number of	Common				Percentage of
	Shares of	Stock	Total Number	Total Number	Number of	Common
	Common	Issuable	of Securities	of Securities	Shares of	Stock
	Stock Owned	Upon the	Owned	Owned	Common	Owned
	Prior to the	Exercise of	Prior to the	Being	Stock Owned After	After the
Name of Selling Stockholder	Offering	Warrants(1)	Offering	Registered	the Offering	Offering(2)

Hercules Technology Growth , Inc.	—	856,164	—	856,164	—	0
525 University Ave., Suite 700
Palo Alto, CA 94301
Merlin General Partner II Limited (3)	2,461,928	N/A	2,461,928	2,461,928	0	0
Private Equity Direct Finance	2,115,343	N/A	2,115,343	2,115,343	0	0
Sanders Opportunity Fund L.P. (4)	5,263	N/A	5,263	5,263	0	0
Sanders Opportunity Fund (Institutional) L.P. (4)	16,833	N/A	16,833	16,833	0	0

(1)	Unless otherwise indicated, the warrants represented are exercisable at $1.46 per share of our common stock.

(2)	Unless otherwise indicated, assumes that the selling stockholders will resell all of the shares of our common stock offered hereunder. Applicable percentage of ownership is based on 33,248,559 shares of our common stock outstanding as of January 8, 2007, together with securities exercisable for, or convertible into, shares of common stock within 60 days of January 8, 2007.

(3)	Includes shares of common stock beneficially owned by Merlin L.P. and Merlin GbR and held by Merlin and shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days held by Mr. Mark Docherty, one of our former directors, who is a director of Merlin, which is investment advisor to the general partner of each of Merlin L.P. and Merlin GbR.

(4)	Includes shares of common stock beneficially owned by Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. (the “Sanders Funds”), which are each an affiliate of a broker-dealer. Brad Sanders and Don Sanders have the power to vote and dispose of the common shares being registered on behalf of Sanders Opportunity Fund, L.P. and Sanders Opportunity Fund (Institutional), L.P. The Sanders Funds received their shares of common stock upon the exercise of warrants issued to them in a private placement in March 2005.

DESCRIPTION OF CAPITAL STOCK

General

Our restated certificate of incorporation authorizes 50,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The foregoing and the following description of capital stock give effect to the restated certificate of incorporation and by the provisions of the applicable Delaware law.

Common Stock

As of January 8, 2007, EpiCept had 32,392,395 shares of common stock outstanding that were held of record by approximately 95 stockholders.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of EpiCept’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by its stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company without further action by the stockholders.

EpiCept has no present plans to issue any shares of preferred stock.

Warrants

As of January 8, 2007, the following warrants were outstanding:

•	Upon the closing of the merger with Maxim on January 4, 2006, we issued warrants to purchase approximately 0.3 million shares at an exercise price range of $13.48 — $37.75 per share of our common stock in exchange for Maxim’s warrants.

•	On February 9, 2006, we raised $11.6 million gross proceeds through a private placement of common stock and common stock purchase warrants. Five year common stock purchase warrants were issued to the investors granting them the right to purchase approximately 1 million of our common stock at a price of $4.00 per share.

•	On August 30, 2006, we entered into a senior secured term loan in the amount of $10.0 million with Hercules Technology Growth Capital, Inc. Five year common stock purchase warrants were issued to Hercules granting them the right to purchase 0.5 million shares of our common stock at an exercise price of $2.65 per share. As a result of certain anti-dilution adjustments resulting from a financing consummated by us on December 21, 2006 and an amendment entered into on January 26, 2007, the terms of the warrants issued to Hercules Technology Growth Capital, Inc. were adjusted to grant Hercules the right to purchase an aggregate of 0.9 million shares of our common stock at an exercise price of $1.46 per share.

•	On December 21, 2006, we raised approximately $10.0 million gross proceeds through a private placement of common stocks and common stock purchase warrants. Five year common stock purchase warrants were issued to the investors granting them the right to purchase approximately 3.4 million of our common stock at a price of $1.47 per share.

Registration Rights

In consideration for the termination of an existing registration rights agreement and in anticipation of the merger with Maxim, we have entered into a registration rights agreement pursuant to which TVM III Limited Partnership, TVM IV GmbH & Co. KG, Private Equity Direct Finance, The Merlin Biosciences Fund L.P., The Merlin Biosciences Fund GbR, the Sanders Investors and Mr. John V. Talley were granted registration rights with respect to their shares of common stock following the completion of the merger with Maxim. These registration rights include customary demand and piggyback registration rights.

Demand Registration Rights.  Demand registration rights are rights that entitle holders to require us to register some or all of their shares of our common stock under the Securities Act at such holder’s election. Generally, holders of 25% of the then outstanding registrable securities may require us to register their shares pursuant to these demand registration rights, subject to applicable minimum thresholds to be included in the requested registration.

Collectively, there are a total of 9,177,518 shares of common stock that are subject to these demand registration rights, 4,599,367 of which are included in this registration statement. We will not be obligated to effect more than two registrations on behalf of these holders pursuant to their demand registration rights. We have the right, under various circumstances, to delay the registration of the requesting holders’ shares for a limited time period. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand registration rights.

Piggyback Registration Rights.  Piggyback registration rights are rights that entitle holders to require us to register some or all of their shares of our common stock under the Securities Act if we register any securities for public sale, subject to specified exceptions. The underwriters of any underwritten offering may have the right to limit the number of shares registered by these holders due to marketing conditions. There are a total of 9,177,518 shares of common stock that are subject to these piggyback registration rights, 4,599,367 of which are included in this registration statement. We generally must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these piggyback registration rights.

In connection with the each of the private placements conducted on February 9, 2006, August 30, 2006 and December 21, 2006, we entered into customary registration rights agreements granting the holders of common stock purchase warrants representing an aggregate of 5,318,158 shares of common stock the right to require us to register the common stock issuable upon exercise of their warrants. The shares underlying the warrants sold in February 2006 were already registered with the SEC and the shares underlying the warrants sold in August 2006 are part of this registration statement. We are required to file a registration statement covering the warrants issued in the Private Placement in December 2006 within 45 days of the closing of that offering. We are also required to file a registration statement for the common stock issuable to Cornell pursuant to the SEDA on or prior to the first sale of common stock thereunder to Cornell.

Anti-Takeover Provisions

Provisions of Delaware law and the amended and restated certificate of incorporation and amended bylaws to be in effect upon the closing of the merger could make the acquisition of EpiCept through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits provided its ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. EpiCept believes the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Effects of Some Provisions of Delaware Law.  Upon the closing of the merger, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” for these purposes includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” for these purposes is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. we expect the existence of this provision to have an anti-takeover effect with respect to transactions its board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Provisions of the Charter Documents.  The amended and restated certificate of incorporation to be in effect upon the closing of the merger provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiring party obtains the controlling stock interest. The classified board provision could discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions. The amended and restated certificate of incorporation to be in effect upon the closing of the merger also provides that directors may be removed with cause by the affirmative vote of the holders of 75% of the outstanding shares of common stock.

The amended and restated bylaws to be in effect upon the closing of the merger establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The amended bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, the amended and restated bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the amended and restated certificate of incorporation or the amended and restated bylaws. The amended and restated bylaws authorize a majority of our board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. However, we believe that the elimination of stockholders’ written consents may deter hostile takeover attempts. Without the availability of stockholders’ actions by written consent, a holder controlling a majority of our capital stock would not be able to amend its bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders meeting and satisfy the notice periods determined by the board of directors. The amended and restated certificate of incorporation to be in effect upon the closing of the merger provides for the elimination of actions by written consent of stockholders upon the closing of the merger.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, located at 59 Maiden Lane, Plaza Level, New York, NY 10038.

PLAN OF DISTRIBUTION

The selling stockholders of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its shares of common stock on the Nasdaq National Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups that, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incidental to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the common stock offered hereby on behalf of EpiCept Corporation.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference (which report on the consolidated financial statements expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s change in the method of accounting for stock-based compensation effective January 1, 2006 as discussed in Note 2 to the consolidated financial statements and to the Company’s ability to continue as a going concern as discussed in Note 1 to the consolidated financial statements), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and will modify and supersede the information included in this prospectus to the extent that the information included as incorporated by reference modifies or supersedes the existing information.

The following documents filed by us with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Definitive Proxy Statement on Schedule 14A dated March 2, 2007, relating to our special meeting of stockholders held on April 6, 2007;

•	Definitive Proxy Statement on Schedule 14A dated April 23, 2007, relating to our annual meeting of stockholders to be held on May 23, 2007;

•	Current Report on Form 8-K filed February 5, 2007;

•	Current Report on Form 8-K filed April 9, 2007;

•	Current Report on Form 8-K filed April 10, 2007;

•	Amended Current Report on Form 8-K filed April 11, 2007;

Copies of these filings are available free of charge by writing to EpiCept Corporation, 777 Old Saw Mill River Road, Tarrytown, New York 10591, Attention: Robert W. Cook, Secretary, or by telephoning us at (914) 606-3500.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

5,455,531

Shares of Common Stock

PROSPECTUS

April 26, 2007

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the Registrant, are as follows. All amounts are estimates, except the SEC registration fee.

Securities and Exchange Commission registration fee	$1,000.00
Printer expenses	$5,000.00
Legal fees and expenses	$80,000.00
Accounting fees and expenses	$60,000.00

Total	$141,000.00

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of officers and directors of a corporation under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article 6, Section 1, of EpiCept’s Amended and Restated Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of EpiCept (or was serving at EpiCept’s request as a director or officer of another corporation) shall be paid by EpiCept in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by EpiCept as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, EpiCept’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to EpiCept and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to EpiCept for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

EpiCept intends to enter into indemnification agreements with each of its directors and executive officers and to purchase directors’ and officers’ liability insurance. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, an individual will receive indemnification for expenses, judgments, fines and amounts paid in settlement if he or she is found to have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of EpiCept, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding anything to the contrary in the indemnification agreement, EpiCept shall not indemnify any such director or executive officer seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof, initiated by such person unless the initiation thereof was authorized in the specific case by the Board of Directors of EpiCept. The indemnification agreements provide for EpiCept to advance to the individual any and all expenses (including attorneys’ fees) incurred in defending any proceeding in advance of the final disposition thereof. In order to receive an advance of expenses, the individual must submit to EpiCept copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of EpiCept in which indemnification is being sought, nor is EpiCept aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of EpiCept.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit		Description

**4	.1	Securities Purchase Agreement, dated as of August 30, 2006, among EpiCept Corporation and Hercules Technology Growth Capital, Inc., therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed with the SEC on September 5, 2006).
**4	.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed with the SEC on September 5, 2006).
†**10	.1	License Agreement between the Registrant and Durect Corporation.
**5	.1	Opinion of Weil, Gotshal & Manges LLP as to the legality of shares of Common Stock being registered.
*23	.1	Consent of Deloitte & Touche LLP.
**23	.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
**24	.1	Power of Attorney of certain directors and officers of the Registrant (included in signature page of this Registration Statement).

*	Filed herewith.

**	Previously filed.

+	Confidential treatment has been requested for portions of this exhibit and the confidential portions have been filed with the Securities and Exchange Commission.

ITEM 17.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20-percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, or is contained in the form of a prospectus filed pursuant to Rule 424(b) that is part of this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1993 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424 (b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424 (b)(2), or (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii),or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424 (b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1993 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities to the purchaser; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, EpiCept Corporation has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, New York, on April 26, 2007.

EPICEPT CORPORATION

By:	/s/ John V. Talley
John V. Talley
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on April 26, 2007.

Signature		Title

/s/ John V. Talley John V. Talley		Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Robert W. Cook Robert W. Cook		Chief Financial Officer (Principal Financial and Accounting Officer)

* Robert G. Savage		Director

* Gert Caspritz		Director

* Guy C. Jackson		Director

* John Bedard		Director

* Wayne Yetter		Director

* Gerhard Waldheim		Director

*By:	/s/ John V. Talley John V. Talley Attorney-in-Fact

EXHIBIT INDEX

EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit		Description

**4	.1	Securities Purchase Agreement, dated as of August 30, 2006, among EpiCept Corporation and Hercules Technology Growth Capital, Inc., therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed with the SEC on September 5, 2006).
**4	.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed with the SEC on September 5, 2006).
†**10	.1	License Agreement between the Registrant and Durect Corporation.
**5	.1	Opinion of Weil, Gotshal & Manges LLP as to the legality of shares of Common Stock being registered.
*23	.1	Consent of Deloitte & Touche LLP.
**23	.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).
**24	.1	Power of Attorney of certain directors and officers of the Registrant (included in signature page of this Registration Statement).

*	Filed herewith.

**	Previously filed.

+	Confidential treatment has been requested for portions of this exhibit and the confidential portions have been filed with the Securities and Exchange Commission.